PROXY STATEMENT-PROSPECTUS                                        MARCH 12, 1997


                                   PROSPECTUS
     This Proxy Statement-Prospectus relates to the shares of common stock (the "NationsBank Common Stock") of NationsBank Corporation, a North Carolina corporation ("NationsBank"), offered hereby to the stockholders of First Federal Savings Bank of Brunswick, Georgia, a federally chartered stock savings bank organized and existing under the laws of the United States ("First Federal"), upon consummation of a proposed merger (the "Merger") of Interim First Federal Savings Bank of Brunswick, Charlotte, North Carolina, an interim federal stock savings bank and wholly owned subsidiary of NationsBank ("Merger Sub"), with and into First Federal. The Merger will be effected pursuant to a series of agreements and amendments thereto between NationsBank (as successor to C&S/Sovran Corporation, The Citizens and Southern Corporation, Citizens and Southern Georgia Corporation and The Citizens and Southern National Bank (collectively, "C&S/Sovran")) and First Federal, two orders issued by the Superior Court of Glynn County, Georgia (the "Court") in connection with litigation brought by First Federal against predecessors of NationsBank (the "Litigation") and certain letters between NationsBank and First Federal (collectively, the "Agreement"). The Agreement and the Litigation are more fully described below in "SUMMARY -- General" and " -- Litigation" and "THE
MERGER -- Background of the Merger."
     Upon completion of the Merger (the "Effective Date"), the outstanding shares of First Federal common stock, $1.00 par value per share ("First Federal Common Stock"), will be converted into the right to receive an aggregate of 2,448,400 shares of NationsBank Common Stock which equates to 1.60 shares of NationsBank Common Stock for each share of First Federal Common Stock (the "Exchange Ratio"), based upon the calculations set forth in the Share Calculation Letter (as defined below). Consummation of the Merger is subject to several conditions, including, among others, the approval of the stockholders of First Federal and the approval of appropriate regulatory agencies. Upon consummation of the merger of Merger Sub with and into First Federal, First Federal will be the surviving entity and will continue to conduct its business and operations after the merger as a wholly owned subsidiary of NationsBank and as a federal stock savings bank under the name of First Federal Savings Bank of Brunswick, Georgia. See "THE MERGER -- Description of the Merger" and
" -- Conditions to the Merger."

     NationsBank Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") and the Pacific Stock Exchange Incorporated (the "PSE") under the trading symbol "NB." NationsBank Common Stock is also listed on the London Stock Exchange (the "LSE") and certain shares of NationsBank Common Stock are listed also on the Tokyo Stock Exchange. The last reported sales price of NationsBank Common Stock on the NYSE Composite Transactions List on March 11, 1997 was $63.75 per share and on October 10, 1996, the last trading day preceding the final order of the Court related to the Litigation, was $43.75 per share. First Federal Common Stock is traded on The Nasdaq Stock Market as a National Market System security under the trading symbol "FFBG." The last reported sales price per share of First Federal Common Stock as reported by The Nasdaq Stock Market on March 11, 1997 was $103.00 per share and on October 10, 1996 was $72.00 per share. See "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH
     CAROLINA (THE "COMMISSIONER") OR ANY STATE SECURITIES COMMISSION NOR
     HAS THE SECURITIES AND EXCHANGE COMMISSION, THE COMMISSIONER OR ANY
      STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
        OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE
        CONTRARY IS A                                   CRIMINAL
                                    OFFENSE.
THE SHARES OF NATIONSBANK COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS
  OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NON-BANKING AFFILIATE OF NATIONSBANK AND ARE NOT INSURED BY THE FEDERAL
     DEPOSIT            INSURANCE CORPORATION OR ANY OTHER GOVERNMENT
                                    AGENCY.
                                PROXY STATEMENT
                       SPECIAL MEETING OF STOCKHOLDERS OF
                           FIRST FEDERAL SAVINGS BANK
                        OF BRUNSWICK, GEORGIA TO BE HELD
                                 APRIL 11, 1997
THIS PROXY STATEMENT-PROSPECTUS SERVES AS A PROXY STATEMENT OF FIRST FEDERAL IN CONNECTION WITH THE SOLICITATION OF PROXIES TO BE USED AT THE SPECIAL MEETING OF STOCKHOLDERS OF FIRST FEDERAL TO BE HELD ON APRIL 11, 1997 FOR THE PURPOSES DESCRIBED HEREIN (THE "SPECIAL MEETING") AND IS FIRST BEING MAILED TO STOCKHOLDERS OF FIRST FEDERAL ON OR ABOUT MARCH 14, 1997.

     No person is authorized to give any information or make any representation other than those contained or incorporated in this Proxy Statement-Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by NationsBank or First Federal. This Proxy Statement-Prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this Proxy Statement-Prospectus, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation. The information contained in this Proxy Statement-Prospectus speaks as of the date hereof unless otherwise specifically indicated. Information contained in this Proxy Statement-Prospectus regarding NationsBank has been furnished by NationsBank, and information herein regarding First Federal has been furnished by First Federal.

                               TABLE OF CONTENTS

                                                        PAGE                                                           PAGE


AVAILABLE INFORMATION................................     3
INCORPORATION OF CERTAIN DOCUMENTS
  BY REFERENCE.......................................     3
SUMMARY..............................................     5
THE SPECIAL MEETING OF STOCKHOLDERS
  OF FIRST FEDERAL...................................    17
  General............................................    17
  Proxies............................................    17
  Solicitation of Proxies............................    17
  Record Date and Voting Rights......................    17
  Recommendation of First Federal Board of
     Directors.......................................    18
THE MERGER...........................................    18
  Description of the Merger..........................    18
  Effective Date of the Merger.......................    18
  Exchange of Certificates...........................    19
  Background of the Merger...........................    19
  NationsBank Reasons for the Merger.................    21
  First Federal Reasons for the Merger...............    22
  Opinion of First Federal's Financial Advisor.......    23
  Conditions to the Merger...........................    26
  Conduct of Business Prior to the Merger............    28
  Modification, Waiver and Termination;
     Expenses........................................    29
  Certain Federal Income Tax Consequences............    30
  Interests of Certain Persons in the Merger.........    31
  Absence of Dissenters' Rights......................    32
  Accounting Treatment...............................    32
  Bank Regulatory Matters............................    32
  Restrictions on Resales by Affiliates..............    33
  Dividend Reinvestment and Stock
     Purchase Plan...................................    34
PRICE RANGE OF COMMON STOCK AND
  DIVIDENDS..........................................    34
  NationsBank........................................    34
  First Federal......................................    35
INFORMATION ABOUT NATIONSBANK........................    35
  General............................................    35
  Management and Additional Information..............    36
  Supervision and Regulation.........................    36
INFORMATION ABOUT FIRST FEDERAL......................    38
  General............................................    38
  Management and Additional Information..............    38
  Supervision and Regulation.........................    39
  Recent Accounting Pronouncements...................    42
COMPARISON OF NATIONSBANK COMMON
  STOCK AND FIRST FEDERAL COMMON
  STOCK..............................................    42
  NationsBank........................................    42
  First Federal......................................    42
  Comparison of Voting and Other Rights..............    43
LEGAL OPINIONS.......................................    45
EXPERTS..............................................    45
SHAREHOLDER PROPOSALS................................    45
OTHER MATTERS........................................    45
APPENDIX A -- Opinion of Interstate/Johnson
  Lane Corporation...................................   A-1

                             AVAILABLE INFORMATION
     NationsBank has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of NationsBank Common Stock to be issued in connection with the Merger. For further information pertaining to the shares of NationsBank Common Stock to which this Proxy Statement-Prospectus relates, reference is made to such Registration Statement, including the exhibits and schedules filed as a part thereof. As permitted by the rules and regulations of the Commission, certain information included in the Registration Statement is omitted from this Proxy Statement-Prospectus. In addition, NationsBank is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files certain reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning NationsBank also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 301 Pine Street, San Francisco, California 94104.
     First Federal is subject to certain of the informational requirements of the Office of Thrift Supervision ("OTS") under Section 12 (i) of the Exchange Act and, in accordance therewith, files certain reports, proxy statements and other information with the OTS. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the OTS at 1776 G Street, N.W., Washington, D.C. 20552. Copies of such materials can be obtained at prescribed rates by writing to the OTS, 1700 G Street, N.W., Washington, D.C. 20552.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents previously filed with the Commission are hereby incorporated by reference in this Proxy Statement-Prospectus: (a) the NationsBank Annual Report on Form 10-K for the year ended December 31, 1995, as filed March 29, 1996; (b) the NationsBank Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, as filed May 10, 1996; June 30, 1996, as filed August 14, 1996; and September 30, 1996, as filed November 13, 1996; (c) the description of NationsBank Common Stock contained in the NationsBank registration statement filed pursuant to Section 12 of the Exchange Act as modified by the NationsBank Current Report on Form 8-K filed January 16, 1997;
(d) the Boatmen's Bancshares, Inc. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, as filed on May 15, 1996, June 30, 1996, as filed on August 12, 1996, and September 30, 1996, as filed on November 13, 1996; and
(e) the NationsBank Current Reports on Form 8-K filed January 12, 1996; February 1, 1996; March 8, 1996; April 17, 1996; May 16, 1996; July 5, 1996; July 31,
1996; September 6, 1996 (as amended by Form 8-K/A-1 filed on September 11, 1996 and Form 8-K/A-2 filed on November 13, 1996); September 20, 1996 (as amended on September 23, 1996); October 25, 1996; November 14, 1996; December 4, 1996; December 17, 1996 (two Forms 8-K); January 16, 1997; and February 3, 1997.
     The following documents previously filed by First Federal with the OTS are hereby incorporated by reference in this Proxy Statement-Prospectus: the First Federal Annual Report on Form 10-K for the year ended September 30, 1996, as filed December 30, 1996; the First Federal Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, as filed February 14, 1997; and the First Federal Current Report on Form 8-K filed February 3, 1997.
     In addition, all documents filed by NationsBank and First Federal with the Commission and the OTS, respectively, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the time at which the Special Meeting has been finally adjourned are hereby deemed to be incorporated by reference herein. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.
     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE DOCUMENTS RELATING TO NATIONSBANK (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE

UPON REQUEST FROM JOHN E. MACK, SENIOR VICE PRESIDENT AND TREASURER, NATIONSBANK CORPORATION, NATIONSBANK CORPORATE CENTER, CHARLOTTE, NORTH CAROLINA 28255, TELEPHONE (704)386-5972. THE DOCUMENTS RELATING TO FIRST FEDERAL (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH EXHIBITS ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM ROBERT B. SAMS, FIRST FEDERAL SAVINGS BANK OF BRUNSWICK, GEORGIA, 777 GLOUCESTER STREET, BRUNSWICK, GEORGIA 31520, TELEPHONE (912) 265-1410. NATIONSBANK OR FIRST FEDERAL, AS THE CASE MAY BE, WILL SEND THE REQUESTED DOCUMENTS BY FIRST-CLASS MAIL WITHIN ONE BUSINESS DAY OF THE RECEIPT OF THE REQUEST. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY APRIL 4, 1997. Persons requesting copies of exhibits to such documents that are not specifically incorporated by reference in such documents will be charged the costs of reproduction and mailing.

                                    SUMMARY


     THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION SET FORTH ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS AND IS NOT INTENDED TO BE COMPLETE. IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS, THE ACCOMPANYING APPENDIX AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROXY STATEMENT-PROSPECTUS GIVES EFFECT TO A 2-FOR-1 SPLIT OF THE NATIONSBANK COMMON STOCK PAYABLE FEBRUARY 27, 1997.


GENERAL

     This Proxy Statement-Prospectus, notice of Special Meeting of First Federal stockholders to be held on April 11, 1997 and form of proxy solicited in connection therewith are first being mailed to First Federal stockholders on or about March 14, 1997. At the Special Meeting, the holders of First Federal Common Stock will consider and vote on whether to approve the Agreement and the transactions contemplated thereby.

     For purposes of the Special Meeting and this Proxy Statement-Prospectus, the Agreement is deemed to include the following documents, each of which is filed as an exhibit to the Registration Statement of which this Proxy Statement-Prospectus forms a part: Amended and Restated Agreement and Plan of Reorganization, dated as of November 20, 1989, between NationsBank (as successor to C&S/Sovran) and First Federal (the "Restated Agreement"); Amendment Number One to the Amended and Restated Agreement and Plan of Reorganization, dated as of August 20, 1990, between NationsBank (as successor to C&S/Sovran) and First Federal ("Amendment No. 1"); Amendment Number Two to the Amended and Restated Agreement and Plan of Reorganization, dated as of December 19, 1990, between NationsBank (as successor to C&S/Sovran) and First Federal ("Amendment No. 2"); Order of the Court, dated December 16, 1994 (the "First Order"); Order of the Court, dated October 11, 1996 (the "Second Order"); letter from First Federal to NationsBank, dated November 12, 1996, regarding the calculation of the Exchange Ratio (the "Share Calculation Letter"); and letter from First Federal to NationsBank, dated January 17, 1997, regarding the waiver of certain provisions of the Agreement (the "Waiver Letter").

THE COMPANIES

     NATIONSBANK. NationsBank is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), was organized under the laws of the State of North Carolina in 1968 and has as its principal assets the stock of its subsidiaries. Through its banking subsidiaries (the "Banks") and its various non-banking subsidiaries, NationsBank provides banking and banking-related services, primarily throughout the Southeast and Mid-Atlantic states and Texas. As of December 31, 1996, NationsBank had total assets of $185.79 billion. The principal executive offices of NationsBank are located at NationsBank Corporate Center, 100 North Tryon Street, Charlotte, North Carolina 28255, and its telephone number is (704) 386-5000. All references herein to NationsBank refer to NationsBank Corporation and its subsidiaries, unless the context otherwise requires.

     For additional information regarding NationsBank and the combined company that would result from the Merger, see "THE MERGER," "INFORMATION ABOUT NATIONSBANK" and "SUMMARY -- Recent Developments; Acquisition of Boatmen's Bancshares, Inc."

     FIRST FEDERAL. First Federal is a federally chartered stock savings bank, originally chartered in 1926. First Federal is subject to supervision and regulation by the OTS and the Federal Deposit Insurance Corporation ("FDIC"), and its deposits are insured through the Savings Association Insurance Fund ("SAIF") of the FDIC. First Federal's operations are conducted from its headquarters in Brunswick, Georgia, two branch offices in Brunswick, Georgia, and two branch offices on St. Simon's Island, Georgia. As of December 31, 1996, First Federal had total assets of $254 million, total deposits of $220 million, and total stockholders' equity of $27 million. First Federal's principal executive offices are located at 777 Gloucester Street, Brunswick, Georgia 31520, and its telephone number is (912) 265-1410.

     For additional information regarding First Federal, see "THE MERGER" and "INFORMATION ABOUT FIRST FEDERAL."

SPECIAL MEETING AND VOTE REQUIRED

     The Special Meeting will be held on April 11, 1997, at which time the stockholders of First Federal will be asked to approve the Agreement and the transactions contemplated thereby. The record holders of First Federal Common Stock at the close of business on March 3, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. On the Record Date, there were approximately 531 holders of record of First Federal Common Stock and 1,530,250 shares of First Federal Common Stock outstanding.

     The affirmative vote of the holders of at least two-thirds of the outstanding shares of First Federal Common Stock is required to approve the Agreement and the transactions contemplated thereby. As of the Record Date, directors and executive officers of First Federal and their affiliates beneficially owned 430,923 shares, or 28.16%, of the First Federal Common Stock entitled to vote at the Special Meeting. All such directors and officers have indicated that they intend to vote such shares in favor of the Agreement, although they are not obligated to do so. See "THE SPECIAL MEETING OF STOCKHOLDERS OF FIRST FEDERAL."

     Shareholders of NationsBank are not required to approve the Agreement and the transactions contemplated thereby.

THE MERGER

     In the Merger, subject to the terms of the Agreement, Merger Sub will merge with and into First Federal, which will be the surviving entity, and will continue to conduct its business and operations after the Merger as a wholly owned subsidiary of NationsBank and as a federal stock savings bank under the name of First Federal Savings Bank of Brunswick, Georgia. Each executive officer and each director of First Federal will resign as such, effective immediately upon consummation of the Merger, and NationsBank will fill those positions, in its discretion, immediately thereafter. All of the shares of NationsBank Common Stock issued and outstanding on the Effective Date shall remain issued and outstanding after the Effective Date and shall be unaffected by the Merger. Each of the shares of Merger Sub common stock shall be converted into one share of First Federal Common Stock. All of the shares of First Federal Common Stock issued and outstanding on the Effective Date shall be converted into the right to receive an aggregate of 2,448,400 shares of NationsBank Common Stock which equates to 1.60 shares of NationsBank Common Stock for each share of First Federal Common Stock.

     No fractional shares of NationsBank Common Stock will be issued as a result of the Merger. Each holder of First Federal Common Stock who would otherwise be entitled to receive a fraction of a share of NationsBank Common Stock (after taking into account all of the shareholder's certificates) will receive, in lieu thereof, the equivalent cash value of such fractional share based upon the average closing price of a share of NationsBank Common Stock as reported by the NYSE for the 20 trading days immediately preceding the five consecutive calendar days immediately preceding the Effective Date (the "Base Period Trading Price"), without interest.


     Consummation of the Merger is subject to several conditions, including, among others, the approval of the stockholders of First Federal. The Merger will be effected by filing the Plan of Merger as part of the Articles of Combination executed by First Federal and Merger Sub (the "Articles of Combination") with the OTS. See "THE MERGER -- Conditions to the Merger."


     For additional information relating to the Merger, see "THE MERGER."

LITIGATION

     In September 1991, First Federal filed suit against C&S/Sovran alleging that C&S/Sovran breached a merger agreement then in effect between them by failing to use its best efforts to consummate the merger described therein and further alleging that First Federal was entitled to damages and/or specific performance of the agreement on terms unaffected by C&S/Sovran's alleged breaches which, if granted, would result in an exchange of approximately one share of C&S/Sovran stock for each share of First Federal stock. After extensive discovery, the trial court split the case into two parts for separate determinations of liability and, if necessary, damages. A jury trial was held on the issue of liability in May 1994. That jury found that C&S/Sovran had breached the merger agreement in March 1991. Following the jury trial, the Court issued its First Order on December 16, 1994 requiring C&S/Sovran to specifically perform the merger agreement. The issue remained as to when the transaction would have closed but for C&S/Sovran's breach of the merger agreement, and this issue was reserved for a second trial. The Georgia Supreme Court affirmed the First Order in December 1995. In July 1996, a second jury found that the merger would have closed on June 19, 1991 but for C&S/Sovran's breach of the merger agreement. The Court then held an evidentiary hearing in August 1996 to determine certain issues relating to the merger. On October 11, 1996, the Court issued its Second Order as a result of which NationsBank (as successor to C&S/Sovran) is obligated to specifically perform the terms of the merger agreement and to consummate the merger as promptly as possible, consistent with applicable law, in accordance with the merger agreement, as modified by the Second Order. The 2,448,400 shares of NationsBank Common Stock to be offered to First Federal shareholders in the Merger, as described above, was derived by the First Federal Board of Directors from the Second Order.

     The Second Order held that (a) the number of shares of NationsBank Common Stock to be offered to First Federal's stockholders was 2,560,536 (subsequently adjusted to 2,564,186 in accordance with the Share Calculation Letter) plus a number of shares based on the difference between dividends paid on First Federal Common Stock and dividends paid on C&S/Sovran common stock or NationsBank Common Stock, as appropriate, since June 19, 1991 (the "Dividend Differential"); (b) NationsBank may reduce the number of shares so offered by the amounts First Federal is required to pay to its executive officers under certain change of control agreements (the "Change in Control Agreements"); and (c) First Federal may compensate its litigation attorneys at a rate of $200 per hour plus a lump sum payment of $250,000, with the number of offered shares to be reduced by an amount equal to any legal fees paid by First Federal in excess thereof, including contingency fees First Federal believes it is obligated to pay under a September 27, 1991 contingency agreement entered into by First Federal with its litigation attorneys.

     On November 12, 1996, First Federal sent to NationsBank the Share Calculation Letter, which addresses the method by which the Second Order will be implemented. Through a series of adjustments, the Share Calculation Letter provides that $1,260,371 of the Dividend Differential will be paid in cash to certain First Federal executive officers pursuant to the Change in Control Agreements. The Share Calculation Letter provides further that First Federal will pay its litigation attorneys the remaining Dividend Differential ($6,284,282) plus an amount equal to the fair market value of 115,786 shares of NationsBank Common Stock in full satisfaction of the September 27, 1991 contingency fee agreement. As a result of these adjustments, an aggregate of 2,448,400 shares of NationsBank Common Stock will be offered to First Federal's shareholders' which equates to 1.60 shares of NationsBank Common Stock for each share of First Federal Common Stock.

     See "THE MERGER -- Background of the Merger" for a more detailed description of the Second Order and the Share Calculation Letter and " Interests of Certain Persons in the Merger" for a more detailed description of the Change in Control Agreements.

RECOMMENDATION OF BOARD OF DIRECTORS

     First Federal's Board of Directors believes that the Merger is in the best interests of First Federal and its stockholders and has unanimously approved the Agreement and the transactions contemplated thereby. FIRST FEDERAL'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. FOR A DISCUSSION OF THE FACTORS CONSIDERED BY THE FIRST FEDERAL BOARD OF DIRECTORS IN REACHING ITS CONCLUSIONS, SEE "THE MERGER -- FIRST FEDERAL REASONS FOR THE MERGER."

OPINION OF FIRST FEDERAL'S FINANCIAL ADVISOR

     Interstate/Johnson Lane Corporation ("Interstate/Johnson Lane"), which has served as financial advisor to First Federal, has rendered its opinion to the First Federal Board of Directors that the consideration to be received by stockholders of First Federal upon consummation of the Merger is fair, from a financial point of view, to the stockholders of First Federal. A copy of a written confirmation of such opinion, dated the date hereof, is attached hereto as Appendix A and should be read in its entirety with respect to assumptions made, matters considered and limitations of the review undertaken by Interstate/Johnson Lane in rendering such opinion. See "THE MERGER -- Opinion of First Federal's Financial Advisor."

EFFECTIVE DATE OF THE MERGER

     The Merger shall become effective on the date and at the time of endorsement of the Articles of Combination filed with the OTS or on such other date that the OTS declares the Merger effective. Unless otherwise mutually agreed upon in writing by First Federal and NationsBank, the Effective Date shall be as soon as practicable following the date that all of the conditions precedent specified in the Agreement have been satisfied or waived by the party permitted to do so pursuant to the terms of the Agreement. See "THE
MERGER -- Effective Date of the Merger" and " -- Conditions to the Merger."

COMPARISON OF NATIONSBANK COMMON STOCK AND FIRST FEDERAL COMMON STOCK

     The rights of NationsBank shareholders and other corporate matters relating to NationsBank Common Stock are controlled by the NationsBank Restated Articles of Incorporation (the "NationsBank Articles") and Amended and Restated Bylaws (the "NationsBank Bylaws") and by the North Carolina Business Corporation Act (the "NCBCA"). The rights of First Federal stockholders and other corporate matters relating to First Federal Common Stock are controlled by the Charter and Bylaws of First Federal and by federal law. Upon consummation of the Merger, stockholders of First Federal will become shareholders of NationsBank whose rights will be governed by the NationsBank Articles and the NationsBank Bylaws and by the provisions of the NCBCA. See "COMPARISON OF NATIONSBANK COMMON STOCK AND FIRST FEDERAL COMMON STOCK."

MODIFICATION, WAIVER AND TERMINATION; EXPENSES

     The Agreement provides that to the extent permitted by law, it may be amended by a subsequent writing signed by NationsBank and First Federal upon the approval of each of their respective Boards of Directors. However, the provisions of the Agreement relating to the manner or basis in which shares of First Federal Common Stock will be exchanged for NationsBank Common Stock shall not be amended after the Special Meeting without the requisite approval of the holders of the outstanding shares of First Federal Common Stock, and no amendment to the Agreement shall modify the requirements relating to the requisite regulatory approval and other action necessary to authorize the execution, delivery and performance of the Agreement and the consummation of the transactions contemplated thereby. See "THE MERGER -- Conditions to the Merger" and " -- Bank Regulatory Matters." The Agreement provides that each party may waive any default in the performance of any term of the Agreement, waive or extend the time for the compliance or fulfillment of any obligations under the Agreement and waive any of the conditions precedent to the Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.

     The Agreement may be terminated by majority vote of the Board of Directors of both First Federal and NationsBank. The Agreement may also be terminated by the majority vote of the Board of Directors of either First Federal or NationsBank (i) in the event of a material breach of the Agreement by the other party of any representation, warranty, covenant or agreement which cannot or has not been cured within 30 days after written notice of such breach; (ii) if (a) the approval of any governmental or other regulatory authority shall have been denied by final non-appealable action or if any such action by such authority is not appealed within the time limit for appeal or (b) the required approval of the First Federal stockholders is not obtained; or (iii) in the event of the acquisition of 40% or more of the outstanding shares of common stock of the other party or the Board of Directors of the other party accepts or publicly recommends acceptance of an offer from a third party to acquire 50% or more of its common stock or consolidated assets.

     In the Agreement, each of the parties has agreed to bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated by the Agreement, except for instances in which the Agreement is terminated by First Federal for the reasons set forth in clauses (i) or (ii) (a) of the preceding paragraph or by NationsBank for the reasons set forth in clause
(ii) (a) of the preceding paragraph, in which instances NationsBank shall reimburse First Federal for any and all of the reasonable expenses incurred by First Federal in attempting to effect the transactions contemplated by the Agreement. Furthermore, if the Agreement is terminated by the willful breach of a party, such party shall pay all reasonable expenses of the non-breaching party incurred by such non-breaching party in attempting to effect the transactions contemplated by the Agreement. Furthermore, the parties have agreed to each pay one-half of the printing cost of this Proxy Statement-Prospectus and related materials.

     See "THE MERGER -- Modification, Waiver and Termination; Expenses."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). King & Spalding, special tax counsel to First Federal, has delivered an opinion to the effect that no gain or loss will be recognized by the First Federal stockholders as a result of the Merger to the extent that they receive NationsBank Common Stock solely in exchange for their First Federal Common Stock.

     For a more complete description of the federal income tax consequences, see "THE MERGER -- Certain Federal Income Tax Consequences."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of First Federal's management and Board of Directors may be deemed to have interests in the Merger in addition to their interests, if any, as stockholders of First Federal generally. Those interests include the Change in Control Agreements, which provide for severance pay and other benefits to be paid to Ben T. Slade III, Chairman of the Board and President of First Federal, James H. Gash, Senior Vice President, John J. Rogers, Senior Vice President, and Robert B. Sams, Vice President, upon the occurrence of a merger or other change in control, including the Merger.

     See "THE MERGER -- Interests of Certain Persons in the Merger."

ABSENCE OF DISSENTERS' RIGHTS

     Holders of First Federal Common Stock are not entitled to any rights of appraisal or other dissenters' rights with respect to the Merger. See "THE MERGER -- Absence of Dissenters' Rights."

ACCOUNTING TREATMENT

     It is intended that the Merger will be accounted for by the purchase method of accounting under generally accepted accounting principles. See "THE
MERGER -- Accounting Treatment."

REGULATORY APPROVALS


     The Merger has been approved by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the OTS and the Georgia Department of Banking and Finance (the "State Authority"). See "THE MERGER -- Conditions to the Merger" and " -- Bank Regulatory Matters."


RESALES BY AFFILIATES

     The Agreement provides that First Federal will use its best efforts to cause each person who is identified by it as an affiliate to deliver to NationsBank written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of the shares of First Federal Common Stock held by such person except as contemplated by such agreement and will not sell, pledge, transfer or otherwise dispose of the shares of NationsBank Common Stock to be received by such person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder and until such time as the financial results covering at least 30 days of combined operations of First Federal and NationsBank have been published within the meaning of Section 201.01 of the Securities and Exchange Commission's Codification of Financial Reporting Policies. NationsBank shall not be required to maintain the effectiveness of the Registration Statement under the Securities Act for the purposes of resale of NationsBank Common Stock by such affiliates. See "THE MERGER -- Restrictions on Resales by Affiliates."

SHARE INFORMATION AND MARKET PRICES

     The NationsBank Common Stock is listed on the NYSE and the PSE under the symbol "NB." The NationsBank Common Stock is also listed on the LSE and certain shares are listed on the Tokyo Stock Exchange. As of December 31, 1996, there were 573,492,308 shares of NationsBank Common Stock outstanding held by approximately 106,345 holders of record. The First Federal Common Stock is included for quotation in The Nasdaq Stock Market as a National Market System security under the trading symbol "FFBG." As of the Record Date, there were 1,530,250 shares of First Federal Common Stock outstanding held by approximately 531 holders of record.


     The following table sets forth the last sales price reported on the NYSE Composite Transactions List for shares of NationsBank Common Stock on October 10, 1996, the last trading day preceding the Second Order, and on March 11, 1997. It also sets forth the last reported sales price per share reported by The Nasdaq Stock Market for shares of First Federal Common Stock on October 10, 1996 and on March 11, 1997. The First Federal Equivalent represents the last sales price of a share of NationsBank Common Stock on such date multiplied by the Exchange Ratio.



                                                                                                                       FIRST FEDERAL
                                                                                       NATIONSBANK    FIRST FEDERAL     EQUIVALENT
October 10, 1996....................................................................     $ 43.75         $ 72.00          $ 70.00
March 11, 1997......................................................................     $ 63.75         $103.00          $102.00


     For additional information regarding the market prices of the NationsBank Common Stock and First Federal Common Stock during the previous two years, see "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."

RECENT DEVELOPMENTS

     ACQUISITION OF BOATMEN'S BANCSHARES, INC. On January 7, 1997, NationsBank completed the acquisition of Boatmen's Bancshares, Inc., a corporation organized and existing under the laws of the State of Missouri and registered as a bank holding company under the BHCA. Pursuant to an Agreement and Plan of Merger dated August 29, 1996, Boatmen's was merged into a wholly owned subsidiary of NationsBank (the "Boatmen's Acquisition"). As permitted by the terms of the Boatmen's Acquisition, common shareholders of Boatmen's elected to receive an aggregate of approximately 196 million shares of NationsBank Common Stock (96% of total consideration paid by NationsBank) and an aggregate of approximately $372 million in cash (4% of total consideration) in exchange for the shares of Boatmen's common stock. NationsBank intends to continue its program of repurchasing shares of NationsBank Common Stock so that the net shares of NationsBank Common Stock issued in connection with the Boatmen's Acquisition represent 60% of the total consideration paid by NationsBank in the Boatmen's Acquisition.

     In addition, (i) each share of Cumulative Convertible Preferred Stock, Series A, of Boatmen's (the "Boatmen's Series A Preferred Stock") was converted into one share of NationsBank's Cumulative Convertible Preferred Stock, Series A (the "NationsBank New Series A Preferred Stock"); (ii) each share of 7% Cumulative Redeemable Preferred Stock, Series B, of Boatmen's (the "Boatmen's Series B Preferred Stock") was converted into one share of NationsBank's 7% Cumulative Redeemable Preferred Stock, Series B (the "NationsBank New Series B Preferred Stock"); and (iii) each depositary share relating to the Boatmen's Series A Preferred Stock (the "Boatmen's Depositary Shares") was converted into one depositary share of NationsBank (the "NationsBank Depositary Shares"). The NationsBank New Series A Preferred Stock, NationsBank New Series B Preferred Stock and NationsBank Depositary Shares have rights, preferences and terms substantially identical to the rights, preferences and terms of the Boatmen's Series A Preferred Stock, Boatmen's Series B Preferred Stock and Boatmen's Depositary Shares, respectively.

     The Boatmen's Acquisition constituted a tax-free reorganization under the Code and was accounted for as a purchase. At December 31, 1996, Boatmen's had total assets of $41 billion and had over 600 banking offices in Missouri, Kansas, Arkansas, Oklahoma, New Mexico, Texas, Iowa, Illinois and Tennessee.

     For additional information regarding the Boatmen's Acquisition, see NationsBank's Current Report on Form 8-K filed September 6, 1996, as amended by Form 8-K/A-1 filed September 11, 1996, Form 8-K/A-2 filed November 13, 1996, and Form 8-K filed December 17, 1996, incorporated herein by reference.

     RECENT NATIONSBANK FINANCIAL INFORMATION. NationsBank had net income for 1996 of $2.38 billion, a 22% increase over 1995 net income of $1.95 billion. Earnings per share of common stock for 1996 were $4.00, compared to $3.56 per share in 1995 (restated to reflect the 2-for-1 stock split effective February 27, 1997). For the fourth quarter of 1996, the net income was $632 million, or $1.09 per share, as compared to $510 million, or $.94 per share, in the fourth quarter of 1995.

     Taxable-equivalent net interest income increased 16% in 1996 to $6.42 billion. The net interest yield in 1996 was 3.62%, compared to 3.33% in 1995. Noninterest income increased 18% to $3.65 billion in 1996, compared to $3.08 billion in 1995, due primarily to higher income from investment banking, deposit accounts and mortgage-related activities. Noninterest expense was $5.67 billion in 1996, compared to $5.16 billion in 1995, an increase of 10%.

     The provision for credit losses increased to $605 million in 1996, compared to $382 million in 1995. Net charge-offs were $598 million in 1996, or .48% of average net loans, leases and factored accounts receivable, compared to $421 million, or .38% of average levels in 1995. The allowance for credit losses was $2.32 billion at December 31, 1996, or 1.89% of net loans, leases and factored accounts receivable, compared to $2.16 billion at December 31, 1995, or 1.85% of net loans, leases and factored accounts receivable. The allowance represented 260% of nonperforming loans at December 31, 1996, compared to 306% at December 31, 1995. Total nonperforming assets were $1.04 billion on December 31, 1996, or
 .85% of net loans, leases and factored accounts receivables and other real estate owned, compared to $853 million on December 31, 1995, or .73% of net levels.

     Average loans and leases were $122.3 billion in 1996, a 12% increase over 1995, driven primarily by a 19% increase in average consumer loans. Average deposits in 1996 were $107.59 billion, compared to $99.28 billion in 1995. On December 31, 1996, total earning assets were $165.28 billion, of which net loans and leases were $121.58 billion and securities were $14.39 billion.

     Total shareholders' equity was $13.71 billion at December 31, 1996, or 7.38% of total assets. Return on average common shareholder equity was 18.53% in 1996, compared to 17.01% in 1995. Revenue growth outpaced expense growth, improving the efficiency ratio in 1996 to 56.3%, compared to 59.8% in 1995.

     At December 31, 1996, the NationsBank Tier 1 and total risk-based capital ratios were 7.76% and 12.66%, respectively. The NationsBank's leverage ratio was 7.09% at December 31, 1996. NationsBank and its subsidiaries had issued an outstanding $16.56 billion of senior debt instruments and $6.13 billion of subordinated debt instruments at December 31, 1996.

COMPARATIVE UNAUDITED PER SHARE DATA

     The following tables set forth (i) selected comparative per share data for each of NationsBank and First Federal on an historical basis and (ii) selected unaudited pro forma comparative per share data reflecting the consummation by NationsBank of (a) the Merger, (b) the Boatmen's Acquisition and (c) the Merger and the Boatmen's Acquisition. The unaudited pro forma comparative per share data assume the Merger and the Boatmen's Acquisition had been consummated at the beginning of the periods presented. The Merger and the Boatmen's Acquisition are reflected in the unaudited pro forma data using the purchase method of accounting. For a description of the effect of purchase accounting on the Merger and the historical financial statements of NationsBank, see "THE
MERGER -- Accounting Treatment." The First Federal pro forma equivalent amounts are presented with respect to each set of pro forma information, and have been calculated by multiplying the corresponding pro forma combined amounts per share of NationsBank Common Stock by the Exchange Ratio.

     The unaudited pro forma comparative per share data reflect the Merger and the Boatmen's Acquisition based upon preliminary purchase accounting adjustments. Actual adjustments, which may include adjustments to additional assets, liabilities and other items, will be made on the basis of appraisals and evaluations as of the Effective Date and, therefore, are likely to differ from those reflected in the unaudited pro forma comparative per share data.

     The unaudited pro forma comparative per share data do not reflect any direct costs, potential savings or revenue enhancements which are expected to result from the consolidation of operations of NationsBank, First Federal and Boatmen's and, therefore, do not purport to be indicative of the results of future operations.

     The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of NationsBank, Boatmen's and First Federal incorporated by reference herein. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Results of each of NationsBank and Boatmen's for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Merger and the Boatmen's Acquisition been consummated at the beginning of the period indicated. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of interim periods have been included.

     Effective February 27, 1997, NationsBank completed a 2-for-1 split of its common stock. All financial data has been restated to reflect the impact of the stock split.

                                                                                                 NINE MONTHS
                                                                                                    ENDED            YEAR ENDED
                                                                                                SEPTEMBER 30,       DECEMBER 31,
                                                                                                     1996               1995
NATIONSBANK HISTORICAL
  Earnings per common share (primary)......................................................         $ 2.91             $  3.57
  Cash dividends per common share..........................................................            .87                1.04
  Shareholders' equity per common share (period end).......................................          22.89               23.26
NATIONSBANK PRO FORMA COMBINED
  Earnings per common share (1)
     Pro forma combined for the Merger.....................................................           2.90                3.56
     Pro forma combined for the Boatmen's Acquisition (2)..................................           2.41                2.89
     Pro forma combined for the Merger and the Boatmen's Acquisition (2)...................           2.41                2.88
  Cash dividends per common share (3)
     Pro forma combined for the Merger.....................................................            .87                1.04
     Pro forma combined for the Boatmen's Acquisition (2)..................................            .87                1.04
     Pro forma combined for the Merger and the Boatmen's Acquisition (2)...................            .87                1.04
  Shareholders' equity per common share (period end)
     Pro forma combined for the Merger.....................................................          22.84               23.21
     Pro forma combined for the Boatmen's Acquisition (2)..................................          27.19               27.26
     Pro forma combined for the Merger and the Boatmen's Acquisition (2)...................          27.14               27.20

                                                                                                                 YEAR ENDED
                                                                                                             SEPTEMBER 30, 1996
FIRST FEDERAL HISTORICAL
  Earnings per common share...............................................................................         $ 1.42
  Cash dividends per common share.........................................................................            .93
  Shareholders' equity per common share (period end)......................................................          17.29

                                                                                                    NINE MONTHS
                                                                                                       ENDED         YEAR ENDED
                                                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                                                       1996             1995
FIRST FEDERAL PRO FORMA EQUIVALENT (4)
  Earnings per common share
     Pro forma equivalent for the Merger........................................................      $  2.32          $ 2.84
     Pro forma equivalent for the Boatmen's Acquisition (2).....................................         1.93            2.31
     Pro forma equivalent for the Merger and the Boatmen's Acquisition (2)......................         1.92            2.30
  Cash dividends per common share
     Pro forma equivalent for the Merger........................................................         0.70             .83
     Pro forma equivalent for the Boatmen's Acquisition (2).....................................         0.70             .83
     Pro forma equivalent for the Merger and the Boatmen's Acquisition (2)......................         0.70             .83
  Shareholders' equity per common share (period end)
     Pro forma equivalent for the Merger........................................................        18.27           18.57
     Pro forma equivalent for the Boatmen's Acquisition (2).....................................        21.75           21.80
     Pro forma equivalent for the Merger and the Boatmen's Acquisition (2)......................        21.86           21.61

(1) For purposes of preparing pro forma combined per share information, First Federal's operating results for the nine months ended September 30, 1996 and the year ended September 30, 1995 were combined with NationsBank's operating results for the nine months ended September 30, 1996 and the year ended December 31, 1995, respectively.

(2) A cash election of 40% in the Boatmen's Acquisition has been assumed. An actual cash election of approximately 4% was made by the holders of Boatmen's common stock. However, NationsBank currently expects to repurchase shares of NationsBank Common Stock from time to time so that the pro forma impact of the Boatmen's Acquisition will be the issuance of approximately 60% of the aggregate consideration in NationsBank Common Stock and 40% of the aggregate consideration in cash. See "SUMMARY -- Recent Developments; Acquisition of Boatmen's Bancshares, Inc." For additional pro forma information regarding the Boatmen's Acquisition, see the NationsBank Current Report on Form 8-K/A-2 filed on November 13, 1996.

(3) Pro forma combined dividends per share represent historical dividends per share paid by NationsBank.

(4) Pro forma equivalent amounts for the Merger are calculated by multiplying the pro forma combined amounts by the Exchange Ratio. See "THE
    MERGER -- Background of The Merger; Share Calculation Letter."

SELECTED FINANCIAL DATA

     The following tables present (i) summary selected financial data for each of NationsBank and First Federal on an historical basis and (ii) summary unaudited pro forma selected financial data reflecting the consummation of the Boatmen's Acquisition. The unaudited pro forma selected financial data have been prepared giving effect to the Boatmen's Acquisition using the purchase method of accounting.

     The summary unaudited pro forma selected financial data for NationsBank reflecting the acquisition of Boatmen's is based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of NationsBank and Boatmen's, which are incorporated herein by reference.

     The summary unaudited pro forma selected financial data reflect the Boatmen's Acquisition based upon preliminary purchase accounting adjustments. Actual adjustments, which may include adjustments to additional assets, liabilities and other items, will be made on the basis of appraisals and evaluations as of the effective date thereof and, therefore, is likely to differ from those reflected in the summary unaudited pro forma selected financial data.

     NationsBank and Boatmen's expect that the combined company will achieve substantial benefits from the Boatmen's Acquisition, including operating costs savings and revenue enhancements. However, the summary unaudited pro forma selected financial data does not reflect any direct costs, potential savings or revenue enhancements, which are expected to result from the consolidation of operations of NationsBank and Boatmen's and, therefore, does not purport to be indicative of the results of future operations.

     The summary selected financial data are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of NationsBank and First Federal incorporated by reference herein. Results of NationsBank for the nine months ended September 30, 1996 and for First Federal for the three months ended December 31, 1996 are not necessarily indicative of results expected for the entire year, nor are pro forma amounts necessarily indicative of results of operations or combined financial position that would have resulted had the Boatmen's Acquisition been consummated at the beginning of the period indicated. All adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of results of interim periods have been included.

               SELECTED HISTORICAL FINANCIAL DATA OF NATIONSBANK

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                                         1996       1995       1995       1994       1993        1992       1991
                                                             (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION AND RATIOS)
Income statement
  Income from earning assets.........................  $ 10,438   $  9,859   $ 13,220   $ 10,529   $  8,327    $  7,780   $  9,398
  Interest expense...................................     5,699      5,825      7,773      5,318      3,690       3,682      5,599
  Net interest income................................     4,739      4,034      5,447      5,211      4,637       4,098      3,799
  Provision for credit losses........................       455        240        382        310        430         715      1,582
  Gains (losses) on sales of securities..............        34          8         29        (13)        84         249        454
  Noninterest income.................................     2,688      2,232      3,078      2,597      2,101       1,913      1,742
  Merger-related charge..............................       118         --         --         --         30          --        330
  Noninterest expense (including OREO expense).......     4,212      3,831      5,181      4,930      4,371       4,149      3,974
  Income before income taxes and effect of change in
    method of accounting for income taxes............     2,676      2,203      2,991      2,555      1,991       1,396        109
  Income tax expense (benefit).......................       933        763      1,041        865        690         251        (93)
  Net income.........................................     1,743      1,440      1,950      1,690      1,501(1)    1,145        202
  Net income applicable to common shareholders.......     1,732      1,434      1,942      1,680      1,491(1)    1,121        171
Per common share
  Net income (primary)...............................  $   2.91   $   2.63   $   3.56   $   3.06   $   2.89(1) $   2.30   $    .38
  Net income (fully diluted).........................      2.87       2.60       3.52       3.03       2.86(1)     2.26        .37
  Cash dividends paid................................       .87        .75       1.04        .94        .82         .76        .74
  Shareholders' equity (period end)..................     22.89      22.00      23.26      19.85      18.20       15.40      13.52
Balance sheet (period end)
  Total assets.......................................  $187,671   $182,138   $187,298   $169,604   $157,686    $118,059   $110,319
  Total loans, leases and factored accounts
    receivable, net of unearned income...............   122,078    114,601    117,033    103,371     92,007      72,714     69,108
  Total deposits.....................................   108,132     97,870    100,691    100,470     91,113      82,727     88,075
  Long-term debt.....................................    22,034     15,741     17,775      8,488      8,352       3,066      2,876
  Common shareholders' equity........................    13,186     11,904     12,759     10,976      9,859       7,793      6,252
  Total shareholders' equity.........................    13,304     11,941     12,801     11,011      9,979       7,814      6,518
Common shares outstanding at period end
  (in thousands).....................................   576,224    541,080    548,538    552,904    541,810     505,980    462,492
Performance ratios
  Return on average assets...........................      1.15%(2)     1.03%(2)     1.03%     1.02%      .97%     1.00%       .17%
  Return on average common shareholders' equity
    (3)..............................................     17.58(2)    17.02(2)    17.01    16.10      15.00       15.83       2.70
Risk-based capital ratios
  Tier 1.............................................      7.05       7.16       7.24       7.43       7.41        7.54       6.38
  Total..............................................     12.05      11.23      11.58      11.47      11.73       11.52      10.30
Leverage capital ratio...............................      6.30       5.96       6.27       6.18       6.00        6.16       5.07
Total equity to total assets.........................      7.09       6.56       6.83       6.49       6.33        6.62       5.91
Asset quality ratios Allowance for credit losses as a
  percentage of total loans, leases and factored
  accounts receivable, net of unearned income (period
  end)...............................................      1.90       1.89       1.85       2.11       2.36        2.00       2.32
  Allowance for credit losses as a percentage of
    nonperforming loans (period end).................    235.64     255.57     306.49     273.07     193.38      103.11      81.82
  Net charge-offs as a percentage of average loans,
    leases and factored accounts receivable, net of
    unearned income..................................       .48(2)      .33(2)      .38      .33        .51        1.25       1.86
  Nonperforming assets as a percentage of net loans,
    leases, factored accounts receivable, net of
    unearned income, and other real estate owned
    (period end).....................................       .93        .90        .73       1.10       1.92        2.72       4.01

(1) Includes cumulative effect benefit of $200 million for the adoption of SFAS
    109. The effect on primary and fully diluted earnings per share was $.39 and $.385, respectively, for the year ended December 31, 1993.

(2) Annualized.

(3) Average common shareholders' equity does not include the effect of market value adjustments to securities available for sale and marketable equity securities.

              SELECTED HISTORICAL FINANCIAL DATA OF FIRST FEDERAL

                                                                      THREE MONTHS
                                                                         ENDED
                                                                      DECEMBER 31,             YEAR ENDED SEPTEMBER 30,
                                                                     1996     1995     1996     1995     1994     1993     1992
                                                                         (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION)
Income statement
  Income from earning assets......................................   $   5    $   5    $  20    $  19    $  17    $  17    $  19
  Interest expense................................................       2        3       10        9        8        8       11
     Net interest income..........................................       3        2       10       10        9        9        8
  Noninterest income..............................................       1        1        3        2        2        2        3
  Noninterest expense.............................................       2        2       10        7        7        7        7
  Income before income taxes......................................       2        1        3        5        4        4        4
  Income tax expense..............................................       1       --        1        2        1        1        2
  Net income......................................................       1        1        2(1)     3        3        3        2
Per common share
  Net income (loss)...............................................   $ .64    $ .47    $1.42(1) $2.05    $2.17    $1.77    $1.50
  Cash dividends declared.........................................     .19      .36      .93      .89      .75      .61      .58
Balance sheet (period end)
  Total assets....................................................   $ 254    $ 264    $ 249    $ 253    $ 232    $ 228    $ 221
  Total loans, net of unearned discount...........................     219      195      210      187      179      173      158
  Total deposits..................................................     220      222      218      223      201      197      192
  Long-term debt..................................................       2        2        2        2        4        5        3
  Shareholders' equity............................................      27       26       26       26       24       22       20
Common shares outstanding at period end (in thousands)............   1,500    1,500    1,500    1,500    1,498    1,497    1,497

(1) Fiscal year 1996 results included a charge of approximately $1.4 million, representing a provision made for the payment of a special assessment imposed by Congress for the purpose of recapitalizing the thrift portion of the Federal Deposit Insurance Fund. This charge reduced fiscal year 1996 net income by approximately $1 million, or $.58 per share.

               SELECTED PRO FORMA FINANCIAL DATA FOR NATIONSBANK
                    REFLECTING THE BOATMEN'S ACQUISITION (1)

         (DOLLARS IN MILLIONS, EXCEPT PER-SHARE INFORMATION AND RATIOS)

                                                                                                    NINE MONTHS
                                                                                                       ENDED         YEAR ENDED
                                                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                                                       1996             1995
INCOME STATEMENT
  Income from earning assets....................................................................     $  12,110        $  15,450
  Interest expense..............................................................................         6,445            8,838
    Net interest income.........................................................................         5,665            6,612
  Provision for credit losses...................................................................           520              442
  Gains on sales of securities..................................................................            36               22
  Noninterest income............................................................................         3,320            3,840
  Merger-related charge.........................................................................           178               --
  Noninterest expense (including OREO expense)..................................................         5,525            6,924
  Income before income taxes....................................................................         2,798            3,108
  Income tax expense............................................................................         1,043            1,161
  Net income....................................................................................         1,755            1,947
  Net income applicable to common shareholders..................................................         1,739            1,932
Per common share
  Net income (primary)..........................................................................     $    2.41        $    2.89
  Net income (fully diluted)....................................................................          2.39             2.86
  Cash dividends paid (2).......................................................................           .87             1.04
  Shareholders' equity (period end).............................................................         27.19            27.26
Balance sheet (period end)
  Total assets..................................................................................     $ 224,756        $ 224,803
  Total loans, leases and factored accounts receivable, net of unearned income..................       146,393          141,084
  Total deposits................................................................................       138,694          132,669
  Long-term debt................................................................................        26,533           22,285
  Common shareholders' equity...................................................................        18,973           18,263
  Total shareholders' equity....................................................................        19,182           18,682
Common shares outstanding period end (in thousands).............................................       697,790          670,104
Performance ratios
  Return on average assets......................................................................          0.98%(2)         0.86%
  Return on average common shareholders' equity (4).............................................         12.19(3)         11.37
Risk-based capital ratios (5)
  Tier 1........................................................................................          5.57             5.64
  Total.........................................................................................         10.20            10.26
Leverage capital ratio..........................................................................          5.03             4.94
Total equity to total assets....................................................................          8.53             8.31
Asset quality ratios
  Allowance for credit losses as a percentage of total loans, leases and factored accounts
    receivable, net of unearned income (period end).............................................          1.91             1.85
  Allowance for credit losses as a percentage of nonperforming loans (period end)...............        242.60           297.50
  Net charge-off's as a percentage of average loans, leases and factored accounts receivable,
    net of unearned income......................................................................          0.45(3)          0.36
  Nonperforming assets as a percentage of net loans, leases, factored accounts receivable, net
    of unearned income, and other real estate owned (period end)................................          0.91             0.75

(1) A cash election of 40% in the Boatmen's Acquisition has been assumed. An actual cash election of approximately 4% was made by the holders of Boatmen's common stock. However, NationsBank currently expects to repurchase shares of NationsBank Common Stock from time to time so that the pro forma impact of the Boatmen's Acquisition will be the issuance of approximately 60% of the aggregate consideration in NationsBank Common Stock and 40% of the aggregate consideration in cash. See "SUMMARY -- Recent Developments; Acquisition of Boatmen's Bancshares, Inc." For additional pro forma information regarding the Boatmen's Acquisition, see the NationsBank Current Report on Form 8-K/A-2 filed on November 13, 1996.

(2) Pro forma combined dividends per common share represent the historical dividends per common share paid by NationsBank.

(3) Annualized.

(4) Average common shareholders' equity does not include the effect of market value adjustments to securities available for sale and marketable equity securities.

(5) NationsBank and Boatmen's expect the combined company to be well capitalized under regulatory guidelines. Not included in the above capital ratios are fourth quarter earnings net of dividends and the issuance of approximately $1 billion of qualifying Tier 1 capital. See "SUMMARY -- Recent Developments; Recent NationsBank Financial Information."

              THE SPECIAL MEETING OF STOCKHOLDERS OF FIRST FEDERAL

GENERAL

     This Proxy Statement-Prospectus is first being mailed to the holders of First Federal Common Stock on or about March 14, 1997, and is accompanied by the notice of Special Meeting and a form of proxy that is solicited by the Board of Directors of First Federal for use at the Special Meeting of Stockholders of First Federal to be held on April 11, 1997 and at any adjournments or postponements thereof. The purpose of the Special Meeting is to take action with respect to the approval of the Agreement and the transactions contemplated thereby.

PROXIES

     A stockholder of First Federal may use the accompanying proxy if such stockholder is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if such stockholder does attend the meeting. A stockholder may revoke any proxy given pursuant to this solicitation by delivering to the President of First Federal, prior to or at the Special Meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by voting in person at the Special Meeting. All written notices of revocation and other communications with respect to the revocation of First Federal proxies should be addressed to First Federal Savings Bank of Brunswick, Georgia, 777 Gloucester Street, Brunswick, Georgia 31520, Attention: Ben T. Slade III, President. For such notice of revocation or later proxy to be valid, however, it must actually be received by First Federal prior to the vote of the stockholders.

     All shares represented by valid proxies received pursuant to the solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Agreement. The Board of Directors of First Federal is unaware of any other matters that may be presented for action at the Special Meeting. If other matters do properly come before the Special Meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted or not voted by the persons named in the proxies in their discretion. If there are not sufficient votes to approve the Agreement at the Special Meeting, the proxy holder may vote in favor of a proposal to adjourn the Special Meeting to permit further solicitation of proxies.

SOLICITATION OF PROXIES

     Solicitation of proxies may be made in person or by mail, telephone or facsimile, by directors, officers and employees of First Federal, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners. All costs of solicitation of proxies from First Federal stockholders will be borne by First Federal; provided, however, that NationsBank and First Federal have each agreed to pay one-half of the printing cost of this Proxy Statement-Prospectus and related materials.

RECORD DATE AND VOTING RIGHTS

     First Federal's Board of Directors has fixed the close of business on March 3, 1997, as the Record Date for determination of stockholders of First Federal entitled to receive notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding 1,530,250 shares of First Federal Common Stock held by approximately 531 holders of record. Each share of First Federal Common Stock outstanding on the Record Date is entitled to one vote as to (i) the approval of the Agreement and the transactions contemplated thereby, and (ii) any other proposal that may properly come before the Special Meeting. Approval of the Agreement will require the affirmative vote of the holders of at least two-thirds of the issued and outstanding First Federal Common Stock entitled to vote at the Special Meeting. As of the Record Date, the directors and executive officers of First Federal and their affiliates beneficially owned an aggregate of 430,923 shares, or 28.16%, of First Federal Common Stock entitled to vote at the Special Meeting. All such directors and executive officers have indicated that they intend to vote such shares in favor of the Agreement, although they are not obligated to do so. Included in the shares of First Federal Common Stock beneficially owned by First Federal's directors and executive officers and their affiliates are 25,058 shares held by First Federal's profit sharing plan. The voting power over those shares is held by three of First Federal's directors in their capacities as trustees for the plan. These directors have indicated that they intend to vote those shares in favor of the Agreement. None of the directors or executive officers, or their affiliates, of NationsBank owned any shares of First Federal Common Stock as of the Record Date.

     BECAUSE APPROVAL OF THE AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO-THIRDS OF THE OUTSTANDING SHARES OF FIRST FEDERAL COMMON STOCK, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS NEGATIVE VOTES. ACCORDINGLY,

THE BOARD OF DIRECTORS OF FIRST FEDERAL URGES ITS STOCKHOLDERS TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

RECOMMENDATION OF FIRST FEDERAL BOARD OF DIRECTORS

     First Federal's Board of Directors believes that the Merger is in the best interests of First Federal and its stockholders and has unanimously approved the Agreement and the transactions contemplated thereby. FIRST FEDERAL'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. See "THE
MERGER -- Background of the Merger" and " -- First Federal Reasons for the Merger."

                                   THE MERGER

     THE FOLLOWING SUMMARY OF CERTAIN TERMS AND PROVISIONS OF THE AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT, WHICH IS INCORPORATED HEREIN BY REFERENCE AND IS INCLUDED IN THE EXHIBITS FILED WITH THE REGISTRATION STATEMENT, OF WHICH THIS PROXY STATEMENT-PROSPECTUS IS A PART.

DESCRIPTION OF THE MERGER

     At the Effective Date, subject to the terms of the Agreement, Merger Sub will merge with and into First Federal, the separate corporate existence of Merger Sub will cease and First Federal will survive and continue to exist and to be governed by the laws of the United States as a federal stock savings bank operating under the name First Federal Savings Bank of Brunswick, Georgia and as a wholly owned subsidiary of NationsBank. Each executive officer and each director of First Federal has submitted his resignation as such, effective immediately upon consummation of the Merger, and NationsBank is expected to fill those positions, in its discretion, immediately thereafter. The Merger is subject to the approvals of the Federal Reserve Board, the OTS and the State Authority. See "THE MERGER -- Bank Regulatory Matters."

     All of the shares of NationsBank Common Stock issued and outstanding on the Effective Date shall remain issued and outstanding after the Effective Date and shall be unaffected by the Merger. Each outstanding share of Merger Sub common stock shall be converted into one share of First Federal Common Stock. The outstanding shares of First Federal Common Stock will be converted into an aggregate of 2,448,400 shares of NationsBank Common Stock which equates to an Exchange Ratio of 1.60 shares of NationsBank Common Stock for each share of First Federal Common Stock. Cash will be paid in lieu of any resulting fractional shares of NationsBank Common Stock.

     No fractional shares of NationsBank Common Stock will be issued as a result of the Merger. Each holder of First Federal Common Stock who would otherwise be entitled to receive a fraction of a share of NationsBank Common Stock (after taking into account all of the stockholder's certificates) will receive, in lieu thereof, the equivalent cash value of such fractional share based upon the Base Period Trading Price.

     In the event NationsBank changes the number of shares of NationsBank Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, or similar recapitalization, the Exchange Ratio will be adjusted to appropriately adjust the ratio under which shares of First Federal Common Stock will be converted into and exchanged for shares of NationsBank Common Stock.

     Consummation of the Merger is subject to several conditions, including, among others, the approval of the stockholders of First Federal and the approval of appropriate regulatory agencies. The Merger will be effected by filing the Plan of Merger as part of the Articles of Combination executed by First Federal and Merger Sub with the OTS. See "THE MERGER -- Conditions to the Merger."

EFFECTIVE DATE OF THE MERGER

     The Merger shall become effective on the date and at the time of endorsement of the Articles of Combination filed with the OTS or on such other date that the OTS declares the Merger effective. Unless otherwise mutually agreed upon in writing by First Federal and NationsBank, the Effective Date shall be as soon as practicable following the date that all of the conditions precedent specified in the Agreement have been satisfied or waived by the party permitted to do so pursuant to the terms of the Agreement.

EXCHANGE OF CERTIFICATES

     As soon as practicable after the Effective Date, but in no event later than two business days after the Effective Date, a form of transmittal letter ("Transmittal Letter") pursuant to which each holder of shares of First Federal Common Stock may transmit certificates representing shares of First Federal Common Stock in exchange for shares of NationsBank Common Stock in accordance with the Exchange Ratio, and any other appropriate materials, shall be mailed by NationsBank or the exchange agent selected by NationsBank, to each holder of record of First Federal Common Stock as of the Effective Date.

     After the Effective Date, each holder of shares of First Federal Common Stock issued and outstanding on the Effective Date shall surrender the certificate or certificates representing such shares, together with a properly completed Transmittal Letter, to the exchange agent selected by NationsBank and shall promptly upon surrender receive in exchange therefor shares of NationsBank Common Stock in accordance with the Exchange Ratio. The certificate or certificates of First Federal Common Stock so surrendered shall be duly endorsed as NationsBank or the exchange agent may require. No fractional shares of NationsBank Common Stock will be issued as a result of the Merger. Each holder of shares of First Federal Common Stock issued and outstanding on the Effective Date also shall receive, upon surrender of the certificate or certificates representing such shares, cash, without interest, in lieu of any fractional share of NationsBank Common Stock to which such holder may be entitled. NationsBank shall not be obligated to deliver the consideration to which any former holder of First Federal Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of First Federal Common Stock for exchange as provided in the Agreement. In addition, no dividend or other distribution payable to the holders of record of NationsBank Common Stock as of any time subsequent to the Effective Date shall be paid to the holder of any certificate representing shares of First Federal Common Stock issued and outstanding on the Effective Date until such holder surrenders such certificate for exchange as provided in the Agreement. Upon surrender of the First Federal Common Stock certificate, however, both the NationsBank Common Stock certificates (together with all such withheld dividends or other distributions) and any withheld cash payments (each without interest) shall be delivered and paid with respect to each share represented by such certificate. In the event a holder of shares of First Federal Common Stock has lost such holder's certificate or certificates representing the shares of First Federal Common Stock held by such holder, such holder shall comply with the policies and procedures of the exchange agent for lost certificates prior to receiving the consideration to which the holder is entitled as provided in the Agreement. After the Effective Date each outstanding certificate that represented shares of First Federal Common Stock prior to the Effective Date shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former stockholders of First Federal may be entitled) to evidence only the right of the holder thereof to receive the consideration in exchange therefor provided for in the Agreement.

BACKGROUND OF THE MERGER

     GENERAL. In late 1987, First Federal had discussions concerning the possible acquisition of First Federal with another thrift institution located in the State of Georgia, with The Citizens and Southern Corporation, predecessor to C&S/Sovran ("C&S"), and with one other regional interstate bank holding company. After the significant decline in market prices that occurred in the stock market during October 1987, discussions with the thrift institution were terminated. Thereafter, First Federal pursued merger discussions with C&S and the other regional interstate bank holding company. First Federal received a written offer in the form of a letter of intent from C&S and an oral proposal from the other bank holding company in response to a request for its best and final proposal. First Federal's Board of Directors determined that the offer from C&S was financially superior to the oral proposal from the other bank holding company. C&S and First Federal entered into a letter of intent for the acquisition of First Federal on February 16, 1988, and began negotiating the terms of a definitive agreement, which was executed by the parties as of April 19, 1988 (the "Original Agreement").

     When the Original Agreement was entered into on April 19, 1988, the parties thereto contemplated that First Federal would be acquired by C&S through a merger of First Federal with and into The Citizens and Southern National Bank, a wholly owned subsidiary of C&S ("CSNB"), after the conversion of First Federal from a federal stock savings bank to a state-chartered stock savings and loan association. That structure would have required that First Federal also convert its insurance of accounts from the Federal Savings and Loan Insurance Corporation (the "FSLIC") (which then was the insurance fund for federally chartered thrift institutions) to the FDIC (which then insured only commercial banks). The acquisition was so structured because statutes and policies then applicable would not permit C&S to acquire First Federal as a separate thrift institution, but would permit C&S to so acquire First Federal if First Federal, in effect, converted to a commercial bank through a merger with CSNB.

     Although the structure originally contemplated by the parties would have permitted C&S to acquire First Federal, the acquisition could not have been consummated until the expiration of a then one-year moratorium on insurance fund conversions from the FSLIC to the FDIC, which moratorium was scheduled to expire on August 10, 1988, but was later extended until August 10, 1989. Congress then enacted the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), which extended the insurance fund conversion moratorium until August 10, 1994. Thus, the structure originally contemplated by the parties for acquiring First Federal was no longer feasible.

     On September 26, 1989, C&S entered into a definitive agreement with Sovran Financial Corporation ("Sovran"), which provided for the reorganization of C&S and Sovran into a single entity (I.E., C&S/Sovran) (the "C&S/Sovran Reorganization"). In light of the enactment of FIRREA and the C&S/Sovran Reorganization, First Federal and C&S amended and restated the Original Agreement pursuant to the terms of the Restated Agreement dated as of November 20, 1989, to provide for the acquisition of First Federal by C&S or C&S/Sovran pursuant to a structure which contemplated that First Federal would remain a separate thrift subsidiary of C&S or C&S/Sovran. Due to various operational considerations, the parties further amended, as of August 20, 1990, the Restated Agreement pursuant to Amendment No. 1 to restructure the proposed acquisition such that First Federal would be a wholly owned bank subsidiary of C&S/Sovran, with its deposits insured by the SAIF. As of December 19, 1990, the parties further amended the Agreement pursuant to Amendment No. 2 to extend the time for completing the transaction to September 30, 1991. With the exception of substituting C&S/Sovran common stock for C&S common stock, none of the amendments to the Original Agreement affected the exchange ratio in the transaction; they merely changed the structure used to acquire First Federal as the applicable statutes changed. On July 21, 1991, NationsBank and C&S/Sovran entered into an agreement pursuant to which C&S/Sovran would become a wholly owned subsidiary of NationsBank through a stock-for-stock merger. This acquisition was consummated on December 31, 1991, whereupon NationsBank became a party to the Litigation as the successor to C&S/Sovran.

     LITIGATION. In September 1991, First Federal commenced the Litigation against C&S/Sovran alleging that C&S/Sovran had breached a merger agreement then in effect between the parties by failing to consummate the transaction in a timely fashion. First Federal sought alternative remedies of damages and specific performance of the agreement unaffected by the alleged breach. Prior to filing suit, First Federal entered into a contingency fee agreement on September 27, 1991 with the law firm of McAlpin & Henson. This contingency agreement obligated First Federal to pay a contingency fee to McAlpin & Henson based on the gross value of the amount recovered from the defendants in excess of a base value of First Federal. The base value used the definition of "Per Share Purchase Price" that was included in the original agreement to value First Federal Common Stock. The contingency percentages were 0% for the first $5 million recovered over the base value, 10% for $5 million to $15 million recovered, 15% for $15 million to $25 million recovered, and 20% for all amounts recovered in excess of $25 million over the base value.

     As part of the original suit, First Federal sought to have the Defendants pay the full amount of the contingency under principles of Georgia law. The Court declined, however, in the Second Order to require NationsBank to pay the contingent fees and further specified how the payment could be made by First Federal, as described below.

     On December 16, 1994, after a civil jury trial in May 1994 determined that C&S/Sovran had breached the Agreement, the Court issued the First Order, which ordered NationsBank to specifically perform under the terms of the Agreement. In December 1995, the Georgia Supreme Court affirmed the jury verdict and the First Order. On October 11, 1996, after an advisory jury trial in July 1996 determined that the transaction should have closed on June 19, 1991 but for the breach of the Agreement, and following a hearing before the Court in August 1996, the Court issued the Second Order, which ordered NationsBank to consummate the merger of NationsBank and First Federal on the basis of a June 1991 closing date as promptly as possible, consistent with applicable law, and in accordance with the terms of the Restated Agreement, Amendment No. 1, and Amendment No. 2, as modified by the Second Order.

     The Second Order resolved three issues remaining in the Litigation. First, it held that the number of shares of NationsBank Common Stock to be offered to First Federal's stockholders was 2,560,536, plus that number of shares of NationsBank Common Stock that can be purchased for an amount equal to the difference between dividends paid on First Federal Common Stock and dividends paid on C&S/Sovran common stock or NationsBank Common Stock, as appropriate, since June 19, 1991. The Second Order also held that NationsBank may reduce the number of shares of NationsBank Common Stock to be offered to First Federal's stockholders by the amounts paid by First Federal to Messrs. Ben T. Slade, III, John J. Rogers, James H. Gash and Robert B. Sams under the Change in Control Agreements. See "THE MERGER -- Interests of Certain Persons in the Merger." Finally, the Second Order held that First Federal could not recover any of the contingency payment for its litigation legal fees from NationsBank. The Second Order did permit First Federal to compensate its litigation attorneys for fees in connection with the Litigation at a rate of $200 per hour plus a lump sum enhancement of $250,000 without affecting the number of shares of NationsBank Common Stock to be offered to First Federal stockholders in the Merger. The Second Order further provided that the number of shares of NationsBank Common Stock to be offered to First Federal's stockholders would be reduced by an amount equal to legal fees paid by First Federal in excess of the foregoing, including fees paid pursuant to the September 27, 1991 contingency agreement between First Federal and McAlpin & Henson.

     SHARE CALCULATION LETTER. On November 12, 1996, First Federal sent to NationsBank the Share Calculation Letter, which addresses the method by which the Second Order will be implemented and advises NationsBank how shares of NationsBank Common Stock should be paid in the Merger. The Share Calculation Letter provides as follows:

          (a) Because of a computation error, the Second Order incorrectly set the number of shares of NationsBank Common Stock to be offered to First Federal stockholders at 2,560,536. The correct number of shares is 2,564,186.

          (b) The aggregate additional amount of legal fees of Whelchel Brown Readdick & Bumgartner and of McAlpin & Henson (the "Litigation Attorneys"), calculated at a rate of an additional $25 per hour above the $175 per hour fee in accordance with the Second Order, is $213,350. The Court also authorized First Federal to pay the Litigation Attorneys a lump sum enhancement of $250,000, or an aggregate of $463,350. Pursuant to the Second Order, payment by First Federal of this amount does not reduce the number of shares of NationsBank Common Stock offered to First Federal stockholders.

          (c) The Dividend Differential is $7,544,653.

          (d) The First Federal Board of Directors determined that the aggregate amount to be paid to Messrs. Slade, Rogers, Gash and Sams under the Change in Control Agreements is $1,260,371 and that this amount will be paid from the proceeds of the Dividend Differential. The First Federal Board of Directors further determined that the remainder of the Dividend Differential, $6,284,282, will be paid to the Litigation Attorneys as additional compensation.

          (e) The amount of the contingency obligation under the September 27, 1991 contingency agreement fluctuates with the market value of NationsBank Common Stock. On November 12, 1996, the approximate value of the contingency was $14.9 million. McAlpin & Henson has agreed to reduce this to an amount equal to the amount described in paragraph (b) above, plus the remaining Dividend Differential ($6,284,282), plus an amount equal to the market value of 115,786 shares of NationsBank Common Stock (using the average trading price described in the calculation of the Base Period Trading Price). On November 12, 1996, the approximate value of the sum of these amounts was $12.1 million.

          (f) Based on the above paragraphs (a) through (e), the First Federal Board of Directors determined that the First Federal stockholders will receive 2,448,400 shares of NationsBank Common Stock which equates to 1.60 shares of NationsBank Common Stock for each share of First Federal Common Stock.

     Neither NationsBank nor its agents have endorsed or participated in any way in the determinations by the First Federal Board of Directors set forth in the Share Calculation Letter, as described above in paragraphs (b), (d), (e) and
(f), which were solely the determinations of the First Federal Board of Directors.

     On January 17, 1997, NationsBank and First Federal executed the Waiver Letter, which provides as follows:

          (a) The provisions of Amendment No. 1 are waived in their entirety. As a result, the Merger will be structured as provided in the Restated Agreement and as described above in "THE
              MERGER -- Description of the Merger."

          (b) The provisions of Amendment No. 2 are waived in their entirety in order to make the timing of the Effective Date consistent with the Second Order, which provides that NationsBank and First Federal shall consummate the Merger as promptly as possible consistent with applicable law.

          (c) Except as to those matters specifically addressed in the Waiver Letter, the waivers contained therein shall not prejudice any rights of First Federal or NationsBank under the Agreement, including without limitation the First Order or the Second Order.

NATIONSBANK REASONS FOR THE MERGER

     As previously noted, First Federal commenced litigation in September 1991 over whether C&S/Sovran must perform under the Agreement. As a result of its acquisition of C&S/Sovran on December 31, 1991, NationsBank became a party to the Litigation as the successor to C&S/Sovran. Therefore, NationsBank is bound by the First Order and Second Order to perform the Agreement. See "THE
MERGER -- Background of the Merger."

FIRST FEDERAL REASONS FOR THE MERGER

     The First Federal Board of Directors approved the Restated Agreement in 1989 and Amendment No. 1 and Amendment No. 2 in 1990, which provided for the receipt of C&S/Sovran common stock by First Federal stockholders in the Merger. In doing so, First Federal's Board of Directors considered a number of factors. The First Federal Board of Directors did not assign any relative or specific weights to the factors considered. Among the material factors considered by the First Federal Board of Directors were the value of the C&S/Sovran common stock to be received in the Merger relative to the then book value of First Federal Common Stock; that the Merger afforded First Federal's stockholders an enhanced opportunity to receive cash dividends; and that the Merger also provided First Federal's stockholders with the opportunity for greater liquidity for their First Federal Common Stock given the larger capitalization and more established trading market for the shares to be received by First Federal's stockholders in the Merger. First Federal's Board of Directors also considered the oral opinion of Interstate/Johnson Lane presented to the Board of Directors in 1990 that the terms of the Merger were fair, from a financial point of view, to First Federal's stockholders.

     As a result of the acquisition by NationsBank of C&S/Sovran in 1991, the Agreement provides for First Federal stockholders to receive shares of NationsBank Common stock in the Merger. First Federal's Board of Directors believes that the proposed Merger is in the best interests of First Federal and its stockholders. In reaching that conclusion, the First Federal Board of Directors considered various factors, including the following:

          (Bullet) ADVICE OF FINANCIAL ADVISOR AND FAIRNESS OPINION. The opinion of Interstate/Johnson Lane that, as of the date hereof, the consideration to be received by stockholders of First Federal upon consummation of the Merger is fair, from a financial point of view, to the stockholders of First Federal. See "THE MERGER -- Opinion of First Federal's Financial Advisor."

          (Bullet) THE FINANCIAL TERMS OF THE MERGER. The information presented by Interstate/Johnson Lane to First Federal's Board of Directors included transaction multiples for selected comparable mergers and acquisitions. The Board of Directors determined that the transaction multiples to be received by First Federal stockholders, based on the Exchange Ratio in the Merger and the NationsBank Common Stock price on December 31, 1996, compared favorably with such multiples. See "THE MERGER -- Opinion of First Federal's Financial Advisor."

          (Bullet) THE EFFECT ON STOCKHOLDER VALUE OF FIRST FEDERAL REMAINING
                   INDEPENDENT COMPARED TO THE EFFECT OF ITS COMBINING WITH NATIONSBANK. In this respect, the Board of Directors considered several matters. First, the Board of Directors considered whether it was reasonable to anticipate that First Federal, as an independent enterprise, could meet the earnings projections necessary to produce a value comparable to the value to be received in the Merger. Second, there is no reliable evidence to suggest that another strategic alternative would produce better value for the First Federal stockholders. Third, a decision to remain independent in the context of the NationsBank proposal would likely have a material adverse effect on the market price of First Federal Common Stock.

          (Bullet) THE OPPORTUNITY TO PROVIDE FIRST FEDERAL'S STOCKHOLDERS WITH
                   ENHANCED LIQUIDITY FOR THEIR SHARES. The Board of Directors also considered that the Merger will enable First Federal stockholders to exchange their shares of First Federal Common Stock for shares of common stock of a larger and more diversified entity, the stock of which is more widely held and more actively traded.

          (Bullet) THE TAX-FREE NATURE OF THE TRANSACTION AND CERTAIN
                   NON-FINANCIAL INFORMATION. The Board of Directors took into account that it is expected that the Merger will be a tax-free transaction (other than with respect to cash paid in lieu of fractional shares) to First Federal stockholders for federal income tax purposes. The Board of Directors also took into consideration that the Merger would trigger certain change in control provisions of the Change in Control Agreements previously entered into with several of First Federal's executives. See "THE MERGER -- Interests of Certain Persons in the Merger."

          (Bullet) REGULATORY APPROVALS. The likelihood of obtaining the regulatory approvals that would be required with respect to the Merger. See "THE MERGER -- Bank Regulatory Matters."

     The foregoing discussion of the information and factors considered by the First Federal Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the First Federal Board of Directors.

The First Federal Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

     FOR THE REASONS DESCRIBED ABOVE, THE FIRST FEDERAL BOARD OF DIRECTORS BELIEVES THE MERGER IS FAIR TO, AND IS IN THE BEST INTERESTS OF, THE FIRST FEDERAL STOCKHOLDERS. ACCORDINGLY, THE FIRST FEDERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE FIRST FEDERAL STOCKHOLDERS VOTE "FOR" APPROVAL OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF FIRST FEDERAL'S FINANCIAL ADVISOR

     Interstate/Johnson Lane was retained by First Federal to act as its financial advisor in connection with the Merger. Interstate/Johnson Lane delivered to the First Federal Board of Directors its written opinion dated the date hereof (the "Interstate/Johnson Lane Opinion") to the effect that, as of the date thereof, based on the matters set forth therein, the consideration to be received by stockholders of First Federal upon consummation of the Merger is fair, from a financial point of view, to the stockholders of First Federal.

     Interstate/Johnson Lane has consented to the inclusion of the Interstate/Johnson Lane Opinion in this Proxy Statement-Prospectus.

     THE FULL TEXT OF THE INTERSTATE/JOHNSON LANE OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX A TO THIS PROXY STATEMENT-PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE INTERSTATE/JOHNSON LANE OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX A. FIRST FEDERAL'S STOCKHOLDERS ARE URGED TO READ THE INTERSTATE/JOHNSON LANE OPINION IN ITS ENTIRETY.

     Interstate/Johnson Lane is a nationally recognized investment banking firm and was selected by First Federal based on the firm's reputation and experience in investment banking in general, based on its recognized expertise in the valuation of banking businesses and because of its familiarity with, and prior work for, First Federal. Interstate/Johnson Lane, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering its opinion dated as of the date hereof, Interstate/Johnson Lane, among other things, (i) reviewed the Agreement; (ii) reviewed annual audited financial statements for First Federal and NationsBank, interim unaudited financial statements through September 30, 1996 for NationsBank and the interim unaudited financial statements through December 31, 1996 for First Federal; (iii) reviewed publicly available information including recent OTS and Commission filings and stockholder communications for First Federal and for NationsBank, respectively; (iv) met with members of the senior managements of First Federal and NationsBank to discuss their respective businesses, financial conditions and operating results; (v) considered the pro forma effects of the Merger and the Boatmen's Acquisition on NationsBank's financial results and the pro forma equivalent for the Merger and the Boatmen's Acquisition on First Federal's financial results; (vi) compared certain financial and stock market data for First Federal and for NationsBank with similar data for selected publicly held savings banks and banks; (vii) reviewed the financial terms of certain recent business combinations in the banking industry; (viii) reviewed historical market price and volume data for the First Federal Common Stock and the NationsBank Common Stock; (ix) reviewed various published research reports and investment opinions on NationsBank; and (x) performed such other financial studies and analyses as it deemed appropriate.

     In rendering the Interstate/Johnson Lane Opinion, Interstate/Johnson Lane relied without independent verification upon the accuracy and completeness of all the financial and other information furnished to it by or on behalf of First Federal and NationsBank, and other published information that it considered in its review. Interstate/Johnson Lane relied upon the reasonableness of all projections and forecasts provided to it by First Federal and assumed that they were prepared in accordance with accepted practice on a basis reflecting the best currently available good faith judgments and estimates of First Federal's management and that such forecasts would be realized in the amounts and at the times contemplated thereby. Interstate/Johnson Lane's opinion is based on the circumstances existing and known to it as of the date of the Interstate/Johnson Lane Opinion. Interstate/Johnson Lane is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and has assumed, with First Federal's consent, that such allowances for each of First Federal and NationsBank are in the aggregate adequate to cover all such losses. In addition, Interstate/Johnson Lane has not reviewed individual credit files nor has it made any independent evaluations or appraisals of the assets and liabilities (contingent or otherwise) of First Federal and NationsBank or any of their respective subsidiaries or been furnished with any such evaluation or appraisal. Interstate/Johnson Lane does not express any opinion regarding the value of any of First Federal's or NationsBank's specific individual assets. Interstate/Johnson Lane has also assumed, with First Federal's consent, that obtaining any necessary regulatory approvals and third party consents for the Merger or otherwise will not have an adverse effect on First Federal, NationsBank or the combined company pursuant to the Merger.

     The following is a summary of the material financial analyses presented by Interstate/Johnson Lane to the First Federal Board of Directors on January 6, 1997, and does not purport to be a complete description of the analyses performed by Interstate/Johnson Lane in connection with providing its opinion to the First Federal Board of Directors.

     COMPARABLE COMPANIES ANALYSIS. Based on publicly available information, First Call and IBES consensus earnings estimates and First Federal's fiscal 1997 budget, Interstate/Johnson Lane reviewed and compared actual and estimated selected financial, operating and stock market information and financial ratios of First Federal and NationsBank to groups of six and seven additional banking organizations, respectively. (First Call and IBES compile earnings estimates published by selected research analysts for use by the investment community.) First Federal was compared to a group of six Georgia savings banks consisting of CCF Holding Company, Eagle Bancshares, Inc., First Georgia Holding, Inc., First Liberty Financial Corp., FLAG Financial Corporation and Bank of Newnan ("the Selected Georgia Savings Banks"). NationsBank was compared to a group of seven national and super-regional banks consisting of BankAmerica Corporation, Citicorp, First Union Corporation, The Chase Manhattan Corporation, BancOne Corporation, Norwest Corporation and Wells Fargo & Co. (the "Selected National Banks"). The historical financial information and ratios analyzed for the companies are as of their respective most recent reported periods.

     Interstate/Johnson Lane's observations included, among other things, the following: First Federal had a ratio of common stockholders' equity to assets of 10.4% compared with median common stockholders' equity to assets for the Selected Georgia Savings Banks of 8.9%. First Federal had a return on average assets and a return on average common stockholders' equity of 0.9% and 8.4%, respectively, compared with a median return on assets and a median return on common stockholders' equity for the Selected Georgia Savings Banks of -0.1% and -0.4%, respectively. First Federal had an efficiency ratio of 71.0% compared with a median efficiency ratio for the Selected Georgia Savings Banks of 69.6%. First Federal had a stock price to book value ratio of 448% compared to a median stock price to book value ratio for the Selected Georgia Savings Banks of 140%. The analysis reflected a deposit premium and price to earnings multiples for 1995, 1996 and 1997 for First Federal of 41.4%, 37.8 times, 54.6 times and 34.0 times, respectively, compared to a deposit premium and price to earnings multiples for 1995, 1996 and 1997 for the Selected Georgia Savings Banks of 4.4%, 13.6 times, 12.3 times and 11.2 times, respectively.

     Interstate/Johnson Lane's observations also included, among other things, the following: NationsBank had a ratio of common stockholders' equity to assets of 7.1% compared with a median common stockholders' equity to assets for the Selected National Banks of 7.6%. NationsBank had a return on average assets and a return on average common stockholders' equity of 1.2% and 17.6%, respectively, compared with a median return on assets and a median return on common stockholders' equity for the Selected National Banks of 1.0% and 11.4%, respectively. NationsBank had an efficiency ratio of 55.5% compared with a median efficiency ratio for the Selected National Banks of 59.2%. NationsBank had a stock price to book value ratio of 215% compared to a median stock price to book value ratio for the Selected National Banks of 226%. The analysis reflected a deposit premium and price to earnings multiples for 1995, 1996 and 1997 for NationsBank of 13.9%, 13.8 times, 12.1 times and 11.4 times, respectively, compared to a deposit premium and price to earnings multiples for 1995, 1996 and 1997 for the Selected National Banks of 13.0%, 15.0 times, 13.5 times and 12.1 times, respectively.

     COMPARABLE TRANSACTIONS ANALYSIS. Interstate/Johnson Lane reviewed certain information relating to 32 announced or completed mergers since December 1, 1995 in which a United States savings bank having assets between $100 million and $500 million was acquired or merged into another entity (the "Selected U.S. Savings Bank Mergers"). Such analysis indicated that the median values of the price paid as a percentage of the seller's stock price (calculated 30 days prior to the public announcement of a possible acquisition of the acquired banking organization or the acquiror's interest in the transaction) was 123.5% for the Selected U.S. Savings Bank Mergers compared to a price of approximately 142.9% to be paid pursuant to the Merger. Such analysis also indicated that the median values of the price paid to book value, to tangible book value and to the latest 12-month earnings per share for the Selected U.S. Savings Bank Mergers were 143.5%, 144.3% and 17.8 times, respectively, compared with the Merger multiples of the price paid to book value, to tangible book value and to the latest 12-month earnings per share of 462.2%, 462.2% and 55.4 times, respectively. The median values of the price paid to assets and the tangible book premium to core deposits for the Selected U.S. Savings Bank Mergers were 13.2% and 5.4%, respectively, compared to a price of 48.3% of assets and a tangible book premium to deposits of 43.2% to be paid pursuant to the Merger.

     Interstate/Johnson Lane reviewed certain information relating to five announced or completed mergers since December 1, 1995 in which a Southeastern savings bank having assets between $100 million and $500 million was acquired or merged into another entity (the "Selected Southeastern Savings Bank Mergers"). Such analysis indicated that the median values of the price paid as a percentage of the seller's stock price (calculated 30 days prior to the public announcement of a possible acquisition of the acquired banking organization or the acquiror's interest in the transaction) was 114.8% for the Selected Southeastern Savings Bank Mergers compared to a price of approximately 142.9% to be paid pursuant to the Merger. Such analysis also indicated that the median values of the price paid to book value, to tangible book value and to the latest 12-month earnings per share for the Selected Southeastern Savings Bank Mergers were 143.5%, 143.5% and 14.2 times, respectively, compared with the Merger multiples of the price paid to book value, to tangible book value and to the latest 12-month earnings per share of 462.2%, 462.2% and 55.4 times, respectively. The median values of the price paid to assets and the tangible book premium to core deposits for the Selected Southeastern Savings Bank Mergers were 8.7% and 3.1%, respectively, compared to a price of 48.3% of assets and a tangible book premium to deposits of 43.2% to be paid pursuant to the Merger.

     Interstate/Johnson Lane reviewed certain information relating to four announced or completed mergers since December 1, 1995 in which a Georgia bank having assets between $100 million and $500 million was acquired or merged into another entity (the "Selected Georgia Bank Mergers"). Such analysis indicated that the median values of the price paid to book value, to tangible book value and to the latest 12-month earnings per share for the Selected Georgia Bank Mergers were 195.5%, 201.8% and 14.0 times, respectively, compared with the Merger multiples of the price paid to book value, to tangible book value and to the latest 12-month earnings per share of 462.2%, 462.2% and 55.4 times, respectively. The median values of the price paid to assets and the tangible book premium to core deposits for the Selected Georgia Bank Mergers were 15.3% and 9.4%, respectively, compared to a price of 48.3% of assets and a tangible book premium to deposits of 43.2% to be paid pursuant to the Merger.

     Interstate/Johnson Lane reviewed certain information relating to six announced or completed mergers since January 1, 1995 in which a Georgia savings bank, of any asset size, was acquired or merged into another entity (the "Selected Georgia Savings Bank Mergers"). Such analysis indicated that the median values of the price paid as a percentage of the seller's stock price (calculated 30 days prior to the public announcement of a possible acquisition of the acquired banking organization or the acquiror's interest in the transaction) was 231.1% for the Selected Georgia Savings Bank Mergers, compared to a price of approximately 142.9% to be paid pursuant to the Merger. Such analysis also indicated that the median values of the price paid to book value, to tangible book value and to the latest 12-month earnings per share for the Selected Georgia Savings Bank Mergers were 146.1%, 150.7% and 12.4 times, respectively, compared with the Merger multiples of the price paid to book value, to tangible book value and to the latest 12-month earnings per share of 462.2%, 462.2% and 55.4 times, respectively. The median values of the price paid to assets and the tangible book premium to core deposits for the Selected Georgia Savings Bank Mergers were 13.7% and 7.1%, respectively, compared to a price of 48.3% of assets and a tangible book premium to deposits of 43.2% to be paid pursuant to the Merger.

     PRO FORMA MERGER ANALYSIS. Interstate/Johnson Lane reviewed certain pro forma summaries of selected financial data for NationsBank for the fiscal year ended 1995 and the interim period ended September 30, 1996 and for First Federal for the fiscal year ended September 30, 1996 and the interim period ended December 31, 1996, reflecting the Merger as if the Merger had been consummated as of the beginning of each period presented. Interstate/Johnson Lane examined the pro forma effects of the Merger on earnings per common share, cash dividends per common share and shareholders' equity per share.

     DIVIDEND DISCOUNT ANALYSIS. Interstate/Johnson Lane performed a dividend discount analysis to determine a range of present values per share of First Federal Common Stock assuming First Federal continued as either a stand-alone entity (the "Stand-Alone Case") or was sold at the end of five years (the "Sale Case"). Based on First Federal's fiscal 1997 budget and additional information supplied by management, Interstate/Johnson Lane assumed a steady 2% increase in earnings per share from 1997 through 2001. Additionally, the dividend stream is projected to increase $.04 per year from its estimated 1997 level through 2001.

     The terminal values differ in the two scenarios. In the Stand-Alone Case, Interstate/Johnson Lane utilized a range of price-earnings multiples consistent with the range of price-earnings multiples at which stocks in the group of Selected Georgia Savings Banks trade (12 to 17 times current earnings per share). In the Sale Case, Interstate/Johnson Lane assumed that First Federal would be sold at an earnings multiple consistent with those seen in the Selected Mergers (12 to 18 times the previous 12-month earnings per share). The dividend streams and terminal values were presently valued using a range of discount rates from 5% to 15%.

     Applying the above multiples and discount rates, Interstate/Johnson Lane determined that the value of First Federal Common Stock in the Stand-Alone Case ranged from approximately $18.04 to $37.19 per share, and in the Sale Case ranged from approximately $18.04 to $39.12 per share.

     OTHER ANALYSES. Interstate/Johnson Lane reviewed various published research reports on NationsBank and, among other things, the investment opinions, stock price targets and earnings estimates contained therein. In addition, Interstate/Johnson Lane reviewed and analyzed the historical trading prices and volumes for NationsBank Common Stock and for First Federal Common Stock.

     The summary set forth above describes the material analyses that Interstate/Johnson Lane performed, but does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description.

     Interstate/Johnson Lane believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all factors and analyses would create an incomplete view of the analyses and processes underlying its opinion. In its analyses, Interstate/Johnson Lane relied upon numerous assumptions made by First Federal and NationsBank with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Federal or NationsBank. Analyses based on forecasts of future results are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. No company or transaction used as a comparison in the analysis is identical to First Federal or NationsBank or to the Merger. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily reflective of the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty, Interstate/Johnson Lane does not assume responsibility for the accuracy of such estimates. Interstate/Johnson Lane's analyses were prepared solely for purposes of its opinion rendered to the First Federal Board of Directors regarding the fairness of the proposed consideration to be received for shares of First Federal Common Stock pursuant to the Merger to holders of such shares and do not purport to be appraisals or necessarily reflect the prices at which First Federal or the First Federal Common Stock actually may be sold. Furthermore, Interstate/Johnson Lane is not expressing any opinion as to the range of prices at which the NationsBank Common Stock will trade subsequent to consummation of the Merger.

     For the services of Interstate/Johnson Lane as financial advisor to First Federal in connection with the Merger, Interstate/Johnson Lane will receive a fee of $75,000 ($37,500 of which has been previously paid). No portion of Interstate/Johnson Lane's fee is contingent upon the closing of the Merger. In addition, First Federal has agreed to reimburse Interstate/Johnson Lane for its reasonable out-of-pocket expenses incurred in connection with the Merger, but not to exceed $10,000, and to indemnify Interstate/Johnson Lane against certain liabilities, including certain liabilities arising under the federal securities laws. Interstate/Johnson Lane has provided certain investment banking services to First Federal from time to time, for which it has received customary compensation. In addition, Interstate/Johnson Lane has provided, and may provide in the future, certain investment banking services to NationsBank, for which it has received, and will receive, customary compensation. Most recently, Interstate/Johnson Lane acted as a co-managing underwriter in a sale of NationsBank senior notes completed October 26, 1993.

     Interstate/Johnson Lane has advised First Federal that, in the ordinary course of its business as a full-service securities firm, Interstate/Johnson Lane may, subject to certain restrictions, actively trade the equity or debt securities of First Federal or of NationsBank for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

CONDITIONS TO THE MERGER

     The obligations of NationsBank and First Federal to consummate the Merger are subject to the satisfaction (unless otherwise waived by the party so permitted in accordance with the terms of the Agreement) of each of the following conditions:

          (a) the representations and warranties of each of NationsBank and First Federal set forth or referred to in the Agreement shall be true and correct in all material respects as of the date of the Agreement and as of the Effective Date with the same effect as though all such representations and warranties had been made on and as of the Effective Date, except for (i) any such representations and warranties confined to a specified date, which shall be true and correct in all material respects as of such date, (ii) changes in the ordinary course of business consistent with past practice, or (iii) changes resulting from effecting the transactions specifically contemplated by the Agreement or the Plan of Merger, including the fees and expenses incurred in connection therewith;

          (b) each and all of the covenants and agreements of each of NationsBank and First Federal to be performed and complied with pursuant to the Agreement and the other agreements contemplated thereby prior to the Effective Date shall have been duly performed and complied with in all material respects;

          (c) each of NationsBank and First Federal shall have delivered to the other a certificate, dated as of the Effective Date and signed on its behalf by its Chairman of the Board or its President, and its Treasurer, to the effect that (i) the conditions of its obligations have been satisfied and (ii) that there has been no material adverse change in the consolidated financial condition or consolidated results of operations of such party, other than changes in the consolidated financial condition or consolidated results of operations of such party resulting from effecting the transactions specifically contemplated by the Agreement or the Plan of Merger, all in such reasonable detail as the other party shall request;

          (d) all action necessary to authorize the execution, delivery and performance of the Agreement and the consummation of the transactions contemplated thereby shall have been duly and validly taken by each of NationsBank and First Federal and each shall have furnished to the other certified copies of resolutions duly adopted by such party's Board of Directors evidencing the same;

          (e) the stockholders of First Federal shall have approved the Agreement, and the consummation of the transactions contemplated thereby including the Merger, as and to the extent required by law and by the provisions of any governing instruments, and First Federal shall have furnished to NationsBank certified copies of resolutions duly adopted by First Federal's stockholders evidencing the same; provided further, the holders of no more than 7% of the issued and outstanding shares of First Federal Common Stock shall have voted against adoption of the Agreement;

          (f) all approvals and authorizations of, filings and registrations with, and notifications to, all federal and state authorities required for consummation of the Merger and for the preventing of any termination of any right, privilege, license or agreement of either NationsBank or First Federal, or any of their respective subsidiaries which, if not obtained or made, would have a material adverse impact on the financial condition or results of operation of either NationsBank or First Federal (as applicable) and its subsidiaries on a consolidated basis, shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired; provided further, to the extent that any lease, license, loan or financing agreement or other contract or agreement to which First Federal or any of its subsidiaries, as the case may be, is a party requires the consent of or waiver from the other party thereto as a result of the transactions contemplated by the Agreement, such consent or waiver shall have been obtained, unless (i) waived by the appropriate party, or (ii) the failure to obtain such consent or waiver would not have a material adverse impact on the business, operations or financial condition of First Federal or any of its subsidiaries following the Merger or the transactions contemplated thereby; provided further, any approval obtained from any regulatory authority which is necessary to consummate the transactions contemplated by the Agreement shall not be conditioned or restricted in a manner in which in the judgment of the Board of Directors of either party materially adversely affects the economic assumptions of the transactions contemplated hereby or the business of either party so as to render inadvisable the consummation of the Merger;

          (g) no action or proceedings shall have been instituted by any governmental authority or to the knowledge of either NationsBank or First Federal threatened by any governmental authority seeking to restrain the consummation of the transactions contemplated by the Agreement which, in the opinion of the Board of Directors of NationsBank or First Federal, renders it impossible or inadvisable to consummate the transactions provided for in the Agreement;

          (h) there shall have been no determination by the Board of Directors of either NationsBank or First Federal that the Merger or the other transactions contemplated by the Agreement have become impractical because any state of war, national emergency, or banking moratorium shall have been declared in the United States or a general suspension of trading on the NYSE occurred; provided further, there shall have been no determination by the Board of Directors of either NationsBank or First Federal that the consummation of the Merger or the other transactions contemplated by the Agreement is not in the best interests of such party or its stockholders by reason of a material adverse change in the consolidated financial condition or consolidated results of operations of the other party, other than changes in the consolidated financial condition or consolidated results of operations of such party resulting from effecting the transactions specifically contemplated by the Agreement;

          (i) each director and officer of First Federal shall have delivered to NationsBank a letter concerning claims such directors and officers may have against First Federal, in which the directors and officers shall: (i) acknowledge the assumption by NationsBank of all liability (to the extent First Federal is so liable) for claims for indemnification arising under the charter or bylaws of First Federal as existing on December 31, 1996, or as may be afforded by Georgia law or the laws of the United States and for claims for salaries, wages or other compensation, employee benefits, reimbursement of expenses or worker's compensation arising out of employment through the Effective Date; (ii) affirm in their capacities as officers and directors, they do not have nor are they aware of any claims they might have (other than those referred to in (i) above) against First Federal; and (iii) release any and all claims that they may have other than those referred to in (i) above; provided further, NationsBank shall acknowledge receipt of the letter and affirm its assumption of the liabilities described in (i) above;

          (j) NationsBank shall have delivered to First Federal an opinion of Smith Helms Mulliss & Moore, L.L.P, dated as of the Effective Date, and First Federal shall have delivered to NationsBank an opinion of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., dated as of the Effective Date, each in substantially the form and to the effect specified in Exhibit 6 to the Agreement;

          (k) NationsBank shall have received from Arthur Andersen letters dated as of (i) the date of this Proxy Statement-Prospectus and (ii) the Effective Date, with respect to certain financial information regarding First Federal;

          (l) each of NationsBank and First Federal shall have delivered to the other a certificate, dated as of the Effective Date, signed by its Chairman of the Board or its President and by its Treasurer to the effect that, to the best knowledge and belief of such officers, the statement of facts and representations made on behalf of the management of such party, presented to King & Spalding, were at the date of such request or presentation and of any such supplement, true, correct and complete and are on the date of such certificate, to the extent contemplated by the request or presentation and any such supplemental request, true, correct and complete as though such request or presentation and any such supplemental request had been made on the date of such certificate, and each party shall have received a copy of the tax opinion referred to in the Agreement;

          (m) First Federal shall have received a letter from Interstate/Johnson Lane, dated as of the date of this Proxy Statement-Prospectus, to the effect that in the opinion of such firm the terms of the Merger are fair to the stockholders of First Federal from a financial point of view; and

          (n) the Registration Statement shall be effective under the Securities Act, and no stop orders suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose, or under the proxy rules of the OTS pursuant to the Exchange Act, and with respect to the transactions contemplated hereby, shall be pending before or threatened by the Commission or the OTS.

     CONDUCT OF BUSINESS PRIOR TO THE MERGER

          In the Agreement, First Federal has agreed that from the date of the Original Agreement until the earlier of the Effective Date or the termination of the Agreement, First Federal will not do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of NationsBank, which consent shall not be unreasonably withheld:

          (a) Amend its charter or bylaws;

          (b) Impose on any share of stock held by it in any of its subsidiaries, any material lien, charge, or encumbrance, or permit any such lien, charge, or encumbrance to exist;

          (c) Except as otherwise expressly permitted in the Agreement, repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of its capital stock or any securities convertible into any shares of its capital stock;

          (d) Except as otherwise expressly permitted in the Agreement, make or effect any change in equity capitalization;

          (e) Acquire direct or indirect control over any corporation, association, firm or organization, other than in connection with
              (i) exercise of rights as a secured party or creditor in the ordinary course of business, or (ii) acquisitions of control by First Federal in its fiduciary capacity;

          (f) Sell or otherwise dispose of, or permit any of its subsidiaries, as the case may be, to sell or otherwise dispose of: (i) any shares of capital stock of any subsidiary; (ii) all or substantially all of the assets of First Federal or any subsidiary; (iii) any subsidiary; or (iv) assets other than in the ordinary course of business for reasonable and adequate consideration;

          (g) Incur, or permit any of its subsidiaries to incur, any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $100,000 (for First Federal and its subsidiaries on a consolidated basis) except in the ordinary course of the business of First Federal and its subsidiaries consistent with applicable laws and regulations and past practices (and such ordinary course of business shall include, but shall not be limited to, creation of deposit liabilities, purchases of federal funds, liabilities to the Federal Home Loan Banks under advances therefrom, sales of certificates of deposit, and entry into repurchase agreements);

          (h) Grant any general increase in compensation to its employees as a class or to its officers, except in accordance with its past practice or as required by law; pay any bonus except in accordance with past practice or the provisions of any applicable program or plan adopted by the Board of Directors of First Federal prior to the date of the Original Agreement; grant any increase in fees or other increases in compensation or other benefits to any of its directors; or effect any change in retirement benefits for any class of its employees or officers (unless such change is required by applicable law) that would materially increase the retirement benefit liabilities of First Federal and its subsidiaries on a consolidated basis;

          (i) Amend any existing employment, management, consulting or other service, deferred compensation, supplemental retirement benefit, excess benefit or retainer contract between First Federal or any subsidiary and any person (unless such amendment is required by law) to increase the compensation or benefits payable thereunder or enter into any new employment contract with any person that First Federal or its applicable subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Date or;

          (j) Adopt any new employee benefit plan of First Federal or any subsidiary or make any material change in or to any existing employee benefit plan of First Federal or any subsidiary other than (i) as disclosed in the Agreement, or (ii) any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan.

     In addition, First Federal has agreed that unless the prior written consent of NationsBank shall have been obtained and except as otherwise contemplated by the Agreement, First Federal will and will cause its subsidiaries (a) to operate their respective businesses only in the usual, regular and ordinary course including the payment or accrual of as much of its costs and expenses in carrying out the transactions contemplated by the Agreement as practicable consistent with generally accepted accounting principles prior to the Effective Date; (b) to preserve intact their respective business organizations and assets and maintain their respective rights and franchises; and (c) to take no action which would (i) adversely affect the ability of any of them to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the Agreement, or (ii) adversely affect the ability of First Federal to perform its covenants and agreements under the Agreement.

MODIFICATION, WAIVER AND TERMINATION; EXPENSES

     The Agreement provides that to the extent permitted by law, it may be amended by a subsequent writing signed by NationsBank and First Federal upon the approval of each of their respective Boards of Directors. However, the provisions of the Agreement relating to the manner or basis in which shares of First Federal Common Stock will be exchanged for NationsBank Common Stock shall not be amended after the Special Meeting without the requisite approval of the holders of the outstanding shares of First Federal Common Stock, and no amendment to the Agreement shall modify the requirements relating to the requisite regulatory approval and other action necessary to authorize the execution, delivery and performance of the Agreement and the consummation of the transactions contemplated thereby. See "THE MERGER -- Conditions to the Merger" and " -- Bank Regulatory Matters." The Agreement provides that each party may waive any default in the performance of any term of the Agreement, waive or extend the time for the compliance or fulfillment of any obligations under the Agreement and waive any of the conditions precedent to the Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.

     The Agreement may be terminated by majority vote of the Board of Directors of both First Federal and NationsBank. The Agreement may also be terminated by the majority vote of the Board of Directors of either First Federal or NationsBank

(i) in the event of a material breach of the Agreement by the other party of any representation, warranty, covenant or agreement which cannot or has not been cured within 30 days after written notice of such breach; (ii) if (a) the approval of any governmental or other regulatory authority shall have been denied by final non-appealable action or if any such action by such authority is not appealed within the time limit for appeal or (b) the required approval of the First Federal stockholders is not obtained; or (iii) in the event of the acquisition of 40% or more of the outstanding shares of common stock of the other party or the Board of Directors of the other party accepts or publicly recommends acceptance of an offer from a third party to acquire 50% or more of its common stock or consolidated assets.

     In the Agreement, each of the parties has agreed to bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated by the Agreement, except for instances in which the Agreement is terminated by First Federal for the reasons set forth in clauses (i) or (ii) (a) of the preceding paragraph or by NationsBank for the reasons set forth in clause
(ii) (a) of the preceding paragraph, in which instances NationsBank shall reimburse First Federal for any and all of the reasonable expenses incurred by First Federal in attempting to effect the transactions contemplated by the Agreement. Furthermore, if the Agreement is terminated by the willful breach of a party, such party shall pay all reasonable expenses of the non-breaching party incurred by such non-breaching party in attempting to effect the transactions contemplated by the Agreement. Furthermore, the parties have agreed to each pay one-half of the printing cost of this Proxy Statement-Prospectus and related materials.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the material United States federal income tax consequences of the Merger. This discussion is based on provisions of the Code, the Treasury Regulations thereunder, and rulings and court decisions as of the date hereof, all of which are subject to change, possibly retroactively. The discussion is included for general information purposes only.

     King & Spalding, special tax counsel to First Federal, has delivered to First Federal and NationsBank an opinion (the "Tax Opinion") that, based upon its review of the Registration Statement of which this Proxy Statement-Prospectus forms a part, the Agreement, certain other facts and documents which it has considered relevant, and certain representations made to it by First Federal and NationsBank, the Merger will have the United States federal income tax consequences set forth below:


          (a) the Merger will constitute a "reorganization" within the meaning of Sections 368(a)(1)(A) and (a)(2)(E) of the Code;



          (b) no gain or loss will be recognized by First Federal stockholders upon the exchange in the Merger of their First Federal Common Stock for NationsBank Common Stock (including any fractional share of NationsBank Common Stock deemed to have been received);



          (c) the tax basis of the NationsBank Common Stock received in the Merger by a First Federal stockholder (including any fractional share of NationsBank Common Stock deemed to have been received) will be the same as the tax basis of the First Federal Common Stock exchanged for such NationsBank Common Stock;



          (d) the holding period of the NationsBank Common Stock received in the Merger by a First Federal stockholder (including any fractional share of NationsBank Common Stock deemed to have been received) will include the holding period of such stockholder in the First Federal Common Stock exchanged for such NationsBank Common Stock, provided that the First Federal Common Stock is held as a capital asset on the Effective Date; and



          (e) a First Federal stockholder who receives cash in the Merger in lieu of a fractional share interest in NationsBank Common Stock will recognize a taxable gain or loss, measured by the difference between the amount of cash received and the portion of the basis of the share of First Federal Common Stock allocable to such fractional share interest. Such gain or loss will be capital gain or loss, provided that such share of First Federal Common Stock is held as a capital asset on the Effective Date, and will be long-term capital gain or loss if such share of Common Stock will have been held by the First Federal stockholder for more than one year.


     In rendering the Tax Opinion, King & Spalding relied upon certain written representations as to factual matters made by appropriate officers of First Federal and NationsBank. Such representations are customary for opinions of this type; the Tax Opinion cannot be relied upon, however, if any such representation is, or later becomes, inaccurate. No ruling from the Internal Revenue Service (the "Service") with respect to the tax consequences of the Merger has been, or will be, requested, and the Tax Opinion is not binding upon the Service or the courts.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE EFFECT OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS. IN ADDITION, THE DISCUSSION DOES NOT APPLY TO SPECIAL SITUATIONS, SUCH AS FIRST FEDERAL STOCKHOLDERS, IF ANY, WHO DO NOT HOLD THEIR FIRST FEDERAL COMMON STOCK AS A CAPITAL ASSET, WHO RECEIVED THEIR FIRST FEDERAL COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, AND FIRST FEDERAL STOCKHOLDERS THAT ARE INSURANCE COMPANIES, SECURITIES DEALERS, FINANCIAL INSTITUTIONS, OR FOREIGN PERSONS. EACH HOLDER OF FIRST FEDERAL COMMON STOCK IS URGED TO CONSULT A TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

     GENERAL. Certain members of First Federal management have interests in the Merger that are in addition to any interests they may have as stockholders of First Federal generally. These interests include, among other provisions, certain severance and other employee benefits, as described below. In the ordinary course of business and from time to time, NationsBank may do business with First Federal, NationsBank may enter into banking transactions with certain of First Federal's directors, executive officers, and their affiliates, First Federal may do business with NationsBank, and First Federal may enter into banking transactions with certain of NationsBank's directors, executive officers and their affiliates.

     CHANGE IN CONTROL AGREEMENTS. Beginning in 1992, First Federal entered into Change in Control Agreements with each of Messrs. Slade, Gash, Rogers, and Sams (collectively, the "Officers"). The Change in Control Agreements, which have since been modified and extended through December 31, 1998, provide that in the event the Officer's employment is terminated by First Federal except for "cause" (as defined in the agreements) or by the Officer for "good reason" (as defined in the agreements) within three years following a Change in Control of First Federal, or if the Officer resigns for any reason within one year following a Change in Control of First Federal, the Officer is entitled to receive a lump sum cash amount equal to three times (two times for Mr. Sams) the aggregate of the Officer's base salary plus the average of the incentive compensation payments received by him during the three preceding fiscal years. The Change in Control Agreements also require First Federal to provide the Officer with coverage under First Federal's group life insurance plan at no cost to the Officer for three years (two years for Mr. Sams) following the termination at a level equal to three times (two times for Mr. Sams) the aggregate of the Officer's base salary and the average incentive compensation payments received by him during the three preceding fiscal years. The Change in Control Agreements also require First Federal to provide for a period of three years (two years for Mr. Sams) following the date of termination continued coverage to the Officer under First Federal's dental and medical related insurance plans or equivalent benefits and, for each officer other than Mr. Sams, an automobile as then provided by First Federal, at no cost to the Officer. The Change in Control Agreements also provide that, generally, First Federal's obligations are suspended (or, in certain circumstances terminated) if the Officer is suspended or temporarily prohibited from participating in First Federal's affairs by notice from a bank regulatory agency, if the Officer is removed by a regulatory agency, or if First Federal is in default of certain obligations under the Federal Deposit Insurance Act.

     Under the Change in Control Agreements, a Change in Control is deemed to have occurred if (a) any person or group acquires 30% or more of First Federal's voting stock; (b) a majority of First Federal's Board of Directors ceases to be comprised of individuals who are presently serving as directors of First Federal; or (c) any spin-off, split-off, split-up or similar corporate division occurs that results in the distribution to First Federal stockholders of a business whose assets represent 20% or more of the fair market value of the total assets of First Federal immediately before the division. The Merger constitutes a Change in Control. The Change in Control Agreements provide that the employment of the Officer will be deemed terminated by him for "good reason" if the Officer's base salary, position, level of responsibilities or authority are reduced, the Officer's employment is terminated without "cause," the Officer's job location is changed, or the Change in Control Agreement is not renewed or is terminated as a result of the Board's annual review of the Change in Control Agreement, all without the Officer's written consent. Termination by First Federal for "cause" consists of any termination because of the Officer's personal dishonesty, incompetence, wilful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, wilful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order, or material breach of any provision of the Change in Control Agreement.

     The Change in Control Agreements also provide that the payments required to be made by First Federal would be reduced to an amount which maximizes the aggregate payments to be made without causing any payment to be nondeductible by First Federal as a result of certain provisions of the Code. The Change in Control Agreements are subject to review and approval by First Federal's Board of Directors on each anniversary of the effective date of the Change in Control Agreements in January of each year.

     If, pursuant to the provisions described above, payments were required to be made to the Officers, and assuming the Effective Date occurs prior to December 31, 1997, the estimated amounts of such payments would be $497,430, $307,583, $298,943 and $156,415, for Messrs. Slade, Gash, Rogers and Sams, respectively, or an aggregate of $1,260,371. Computation of the foregoing benefit amounts assumes that the Officers will terminate their employment on the date on which the Effective Date occurs.

     As previously described, the Second Order held that the number of shares of NationsBank Common Stock to be offered to the First Federal stockholders will be reduced by the amounts First Federal may choose to pay to Messrs. Slade, Gash, Rogers and Sams under the Change in Control Agreements. The amounts set forth in the preceding paragraph were used by the First Federal Board of Directors to determine the amount of that reduction, as described by First Federal in the Share Calculation Letter. See "THE MERGER -- Background of the Merger; Share Calculation Letter."

ABSENCE OF DISSENTERS' RIGHTS

     Pursuant to OTS regulations, holders of First Federal Common Stock will not have dissenters' rights of appraisal with respect to the Merger if First Federal Common Stock is quoted on The Nasdaq Stock Market on the date of the Special Meeting and NationsBank Common Stock is quoted on the NYSE on the Effective Date. First Federal Common Stock currently is quoted on The Nasdaq Stock Market, and it is anticipated that First Federal Common Stock will continue to be so quoted on the date of the Special Meeting. Similarly, NationsBank Common Stock currently is quoted on the NYSE, and it is anticipated that NationsBank Common Stock will continue to be so quoted on the Effective Date.

ACCOUNTING TREATMENT

     Upon consummation of the Merger, the transaction will be accounted for as a purchase, and all of the assets and liabilities of First Federal will be recorded in NationsBank's consolidated financial statements at their estimated fair value. The amount, if any, by which the purchase price paid by NationsBank exceeds the fair value of the net assets acquired by NationsBank through the Merger will be recorded as goodwill. NationsBank's consolidated financial statements will include the operations of First Federal after the Effective Date.

BANK REGULATORY MATTERS

     FEDERAL RESERVE BOARD. The Merger is subject to prior approval by the Federal Reserve Board under the BHCA. The BHCA requires the Federal Reserve Board, when approving a transaction such as the Merger, to take into consideration whether the operation of First Federal by NationsBank can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests or unsound banking practices. In addition, the Federal Reserve Board must consider the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.

     OFFICE OF THRIFT SUPERVISION. The Merger is subject to the approval of the OTS pursuant to the Bank Merger Act. As a Federal stock savings bank, First Federal is subject to extensive regulation by the OTS. Lending activities and other investments of First Federal must comply with various Federal regulatory requirements. The OTS periodically examines First Federal for compliance with various regulatory requirements, and First Federal must file reports with the OTS describing its activities and financial condition. First Federal is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors.

     Under the Bank Merger Act, the OTS may not approve the Merger if (a) it would result in a monopoly, or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (b) the effect of the Merger in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The OTS is also required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the community to be served.

     Regulations of the OTS also require consideration of the fairness of the proposed transaction and the adequacy of disclosure, including but not limited to consideration of the fairness of the transaction to all parties (including the accountholders, borrowers, creditors, and stockholders), the accuracy and completeness of any disclosure made, and the reasonableness of compensation to directors and officers of the institutions. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the OTS is required to take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- to moderate-income neighborhoods, served by the institutions.

     Applicable Federal law provides for the publication of notice and public comment on applications filed with the Federal Reserve Board and the OTS and authorizes such agencies to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger.

     The Merger generally may not be consummated until 15 days following the date of applicable Federal regulatory approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the regulatory agency's approval unless a court specifically ordered otherwise. NationsBank and First Federal believe that the Merger does not raise substantial antitrust or other significant regulatory concerns and that any divestitures that may be required in order to consummate the Merger will not be material to the financial condition or results of operations of NationsBank or First Federal prior to the Effective Date, or NationsBank after the Effective Date.

     STATE AUTHORITIES. The Merger is subject to the approval of the State Authority.


     STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION. The Federal Reserve Board, the OTS and the State Authority have approved the Merger.


     NationsBank and First Federal are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, NationsBank and First Federal currently contemplate that such approval or action would be sought.

     See "THE MERGER -- Effective Date of the Merger," " -- Conditions to the Merger" and " -- Modification, Waiver and Termination; Expenses."

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of NationsBank Common Stock to be issued to stockholders of First Federal in the Merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those stockholders not deemed to be "affiliates" of First Federal as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of First Federal at the time the Merger is submitted for vote or consent of the stockholders of First Federal will, under existing law, require either (a) the further registration under the Securities Act of the shares of NationsBank Common Stock to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances) or (c) the availability of another exemption from registration. An "affiliate" of First Federal, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with First Federal. The foregoing restrictions are expected to apply to the directors, executive officers and the holders of 10% or more of the First Federal Common Stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations, or other entities in which any such person has a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by NationsBank to the transfer agent with respect to the NationsBank Common Stock to be received by persons subject to the restrictions described above, and the certificates for such stock will be appropriately legended.

     In addition, the Agreement provides that First Federal will use its best efforts to cause each person who is identified by it as an affiliate to deliver to NationsBank a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of the shares of First Federal Common Stock held by such person except as contemplated by such agreement and will not sell, pledge, transfer or otherwise dispose of the shares of NationsBank Common Stock to be received by such person upon consummation of the Merger except in compliance with applicable provisions of the Securities Act and the rules and regulations thereunder and until such time as the financial results covering at least 30 days of combined operations of First Federal and NationsBank have been published within the meaning of
Section 201.01 of the Security and Exchange Commission's Codification of Financial Reporting Policies. NationsBank shall not be required to maintain the effectiveness of the Registration Statement under the Securities Act for the purposes of resale of NationsBank Common Stock by such affiliates.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

     NationsBank has a dividend reinvestment and stock purchase plan that provides, for those shareholders who elect to participate, that dividends on NationsBank Common Stock will be used to purchase either original issue shares or shares in the open market at market value of NationsBank Common Stock on a quarterly basis. The plan also permits participants to invest in additional shares of NationsBank Common Stock through optional cash payments, within certain dollar limitations, at the then-current market price of such stock at the time of purchase on any of 12 monthly investment dates each year. It is anticipated that NationsBank will continue its dividend reinvestment and stock purchase plan and that stockholders of First Federal who receive shares of NationsBank Common Stock in the Merger will have the right to participate therein, although NationsBank may terminate the plan, in its sole discretion, at any time.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

NATIONSBANK

     NationsBank Common Stock is listed on the NYSE and the PSE under the trading symbol "NB." NationsBank Common Stock is also listed on the LSE and certain shares are listed on the Tokyo Stock Exchange. As of December 31, 1996, NationsBank Common Stock was held of record by approximately 106,345 persons. The following table sets forth the high and low sales prices of the NationsBank Common Stock as reported on the NYSE Composite Transactions List and the dividends declared per share of NationsBank Common Stock for the periods indicated. The ability of NationsBank to pay dividends to its shareholders is subject to certain restrictions. See "INFORMATION ABOUT
NATIONSBANK -- Supervision and Regulation."


                                                                                  SALES PRICES
                                                                              HIGH             LOW        DIVIDENDS
Year Ended December 31, 1995:
  First Quarter........................................................   $ 25         7/8 $ 22        5/16 $.25
  Second Quarter.......................................................     28         7/8   24        5/16 .25
  Third Quarter........................................................     34         7/16   26        7/8 .25
  Fourth Quarter.......................................................     37         3/8   32           .29
Year Ended December 31, 1996:
  First Quarter........................................................   $ 40         11/16 $ 32        3/16 $.29
  Second Quarter.......................................................     42         5/16   37        3/8 .29
  Third Quarter........................................................     47         1/16   38        3/16 .29
  Fourth Quarter.......................................................     52         1/8   43        3/16 .33
Year Ending December 31, 1997:
  First Quarter (through March 11, 1997)...............................   $ 65             $ 48           $.33

FIRST FEDERAL

     First Federal Common Stock is included for quotation in The Nasdaq Stock Market under the symbol "FFBG." The following table sets forth the high and low sales prices for First Federal Common Stock as reported by The Nasdaq Stock Market and the dividends declared per share of First Federal Common Stock for the indicated periods. As of the Record Date, First Federal Common Stock was held of record by approximately 531 persons. The ability of First Federal to pay dividends to its shareholders is subject to certain restrictions. See "INFORMATION ABOUT FIRST FEDERAL -- Supervision and Regulation."


                                                                                  SALES PRICES
                                                                               HIGH            LOW        DIVIDENDS
Year Ended September 30, 1995:
  First Quarter.........................................................   $  32           $ 28       1/8 $.35
  Second Quarter........................................................      33       1/2   27       7/8 .18
  Third Quarter.........................................................      33             28           .18
  Fourth Quarter........................................................      34       1/2   28       3/4 .18
Year Ended September 30, 1996:
  First Quarter.........................................................   $  47           $ 30           $.36
  Second Quarter........................................................      52             42           .19
  Third Quarter.........................................................      60             50           .19
  Fourth Quarter........................................................      82             54           .19
Year Ending September 30, 1997:
  First Quarter.........................................................   $  79       1/2 $ 65           $.19
  Second Quarter (through March 11, 1997)...............................     103             75           .19


                         INFORMATION ABOUT NATIONSBANK

GENERAL

     NationsBank is a bank holding company established as a North Carolina corporation in 1968 and is registered under the BHCA, with its principal assets being the stock of its subsidiaries. Through its banking subsidiaries (the "Banks") and its various non-banking subsidiaries, NationsBank provides banking and banking-related services, primarily throughout the Southeast and Mid-Atlantic states and Texas. The principal executive offices of NationsBank are located at NationsBank Corporate Center in Charlotte, North Carolina 28255. Its telephone number is (704) 386-5000.

     NationsBank provides a diversified range of banking and certain nonbanking financial services and products through its various subsidiaries. NationsBank manages its activities through three major business units: the General Bank, Global Finance and Financial Services.

     The General Bank provides comprehensive services in the commercial and retail banking fields, including the origination and servicing of home mortgage loans, the issuance and servicing of credit cards (through a Delaware subsidiary), indirect lending, dealer finance and certain insurance services. The General Bank also provides retirement services for defined benefit and defined contribution plans, full service and discount brokerage services and investment advisory services to a proprietary mutual fund, as well as investment management, private banking and fiduciary services through subsidiaries of NationsBank. As of December 31, 1996, the General Bank operated 1,979 banking offices through the following Banks: NationsBank, N.A. (serving the states of North Carolina, South Carolina, Maryland and Virginia and the District of Columbia); NationsBank, N.A. (South) (serving the states of Florida and Georgia); NationsBank of Kentucky, N.A.; NationsBank of Tennessee, N.A.; NationsBank of Texas, N.A.; and Sun World, N.A. (serving the state of Texas). The General Bank also provides fully automated, 24-hour cash dispensing and depositing services throughout the states in which it is located, through 3,948 automated teller machines.

     Global Finance provides comprehensive corporate and investment banking as well as trading and distribution services to domestic and international customers. The group serves as a principal lender and investor, as well as an advisor, arranger and underwriter, and manages treasury and trade transactions for clients and customers. Loan origination and syndication, asset-back lending, leasing, factoring, project finance and mergers and acquisitions are representative of the services provided by the group. Global Finance also underwrites, trades and distributes a wide range of securities (including bank-eligible securities and, to a limited extent, bank-ineligible securities as authorized by the Federal Reserve Board), and trades and distributes a wide range of derivative products in certain interest rate, foreign exchange, commodity and equity markets. Global Finance provides its services through various offices located in major United States cities as well as in London, Frankfurt, Singapore, Bogota, Mexico City, Grand Cayman, Nassau, Seoul, Tokyo, Osaka, Taipei and Hong Kong.

     Financial Services includes NationsCredit Consumer Corporation, primarily a consumer finance subsidiary, and NationsCredit Commercial Corporation, primarily a commercial finance subsidiary. NationsCredit Consumer Corporation, which as of December 31, 1996 had approximately 356 offices located in 35 states, provides personal, mortgage and automobile loans to consumers and retail finance programs to dealers. NationsCredit Commercial Corporation consists of seven divisions that specialize in one or more of the following areas: equipment loans and leasing; loans for debt restructuring, mergers and acquisitions and working capital; real estate, golf/recreational and health care financing; and inventory financing to manufacturers, distributors and dealers.

     As part of its operations, NationsBank regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company investment. In addition, NationsBank regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, NationsBank publicly announces such material acquisitions when a definitive agreement has been reached.

MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, various benefit plans (including stock option plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to NationsBank is incorporated by reference or set forth in the NationsBank Annual Report on Form 10-K for the year ended December 31, 1995, incorporated herein by reference. Stockholders of First Federal desiring copies of such documents may contact NationsBank at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SUPERVISION AND REGULATION

     GENERAL. As a registered bank holding company, NationsBank is subject to the supervision of, and to regular inspection by, the Federal Reserve Board. The Banks are organized as national banking associations, which are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"). The Banks are also subject to regulation by the FDIC and other federal regulatory agencies. In addition to banking laws, regulations and regulatory agencies, NationsBank and its subsidiaries and affiliates are subject to various other laws and regulations and supervision and examination by other regulatory agencies, all of which directly or indirectly affect the Corporation's operations, management and ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect NationsBank.

     Under the BHCA, the activities of NationsBank, and those of companies which it controls or in which it holds more than 5% of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the Federal Reserve Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. Generally, bank holding companies, such as NationsBank, are required to obtain prior approval of the Federal Reserve Board to engage in any new activity not previously approved by the Federal Reserve Board or to acquire more than 5% of any class of voting stock of any company.

     The BHCA also requires bank holding companies to obtain the prior approval of the Federal Reserve Board before acquiring more than 5% of any class of voting stock of any bank which is not already majority-owned by the bank holding company. Pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking and Branching Act"), a bank holding company became able to acquire banks in states other than its home state beginning September 29, 1995, without regard to the permissibility of such acquisition under state law, but subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to or following the proposed acquisition, controls no more than 10% of the total amount of deposits of insured depository institutions in the United States and no more than 30% of such deposits in that state (or such lesser or greater amount set by state law).

     The Interstate Banking and Branching Act also authorizes banks to merge across state lines, therefore creating interstate branches, beginning June 1, 1997. Under such legislation, each state has the opportunity to "opt out" of this provision, thereby prohibiting interstate branching in such states, or to "opt in" at an earlier time, thereby allowing interstate branching within that state prior to June 1, 1997. Furthermore, pursuant to such act, a bank is now able to open new branches in a state in which it does not already have banking operations if the laws of such state permit such DE NOVO branching. Of those states in which the Banks are located, Delaware, Maryland, North Carolina and Virginia have enacted legislation to "opt in," thereby permitting interstate branching prior to June 1, 1997, and Texas has adopted legislation to "opt out" of the interstate branching provisions (which Texas law currently expires on September 2, 1999).

     As previously described, NationsBank regularly evaluates merger and acquisition opportunities, and it anticipates that it will continue to evaluate such opportunities in light of the new legislation.

     Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies.

     CAPITAL AND OPERATIONAL REQUIREMENTS. The Federal Reserve Board, the Comptroller and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth.

     The Federal Reserve Board risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common and qualifying preferred shareholders' equity, less certain intangibles and other adjustments. Tier 2 capital consists of subordinated and other qualifying debt, and the allowance for credit losses up to 1.25% of risk-weighted assets. The sum of Tier 1 and Tier 2 capital less investments in unconsolidated subsidiaries represents qualifying total capital, at least 50% of which must consist of Tier 1 capital. Risk-based capital ratios are calculated by dividing Tier 1 and total capital by risk-weighted assets. Assets and off-balance sheet exposures are assigned to one of four categories of risk-weights, based primarily on relative credit risk. The minimum Tier 1 capital ratio is 4% and the minimum total capital ratio is 8%. NationsBank's Tier 1 and total risk-based capital ratios under these guidelines at December 31, 1996 were 7.76% and 12.66%, respectively.

     The leverage ratio is determined by dividing Tier 1 capital by adjusted total assets. Although the stated minimum ratio is 3%, most banking organizations are required to maintain ratios of at least 100 to 200 basis points above 3%. NationsBank's leverage ratio at December 31, 1996 was 7.09%. Management believes that NationsBank meets its leverage ratio requirement.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

     The various regulatory agencies have adopted substantially similar regulations that define the five capital categories identified by FDICIA, using the total risk-based capital, Tier 1 risk-based capital and leverage capital ratios as the relevant capital measures. Such regulations establish various degrees of corrective action to be taken when an institution is considered undercapitalized. Under the regulations, a "well capitalized" institution must have a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5% and not be subject to a capital directive order. An "adequately capitalized" institution must have a Tier 1 capital ratio of at least 4%, a total capital ratio of at least 8% and a leverage ratio of at least 4%, or 3% in some cases. Under these guidelines, as of December 31, 1996, each of the Banks was considered adequately or well capitalized.

     Banking agencies have recently adopted final regulations which mandate that regulators take into consideration concentrations of credit risk and risks from non-traditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation will be made as a part of the institution's regular safety and soundness examination. Banking agencies also have recently adopted final regulations requiring regulators to consider interest rate risk (when the interest rate sensitivity of an institution's assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of a bank's capital adequacy. Concurrently, banking agencies have proposed a methodology for evaluating interest rate risk. After gaining experience with the proposed measurement process, those banking agencies intend to propose further regulations to establish an explicit risk-based capital charge for interest rate risk.

     DISTRIBUTIONS. NationsBank funds for cash distributions to its shareholders are derived from a variety of sources, including cash and temporary investments. The primary source of such funds, however, is dividends received from the Banks. The amount of dividends that each Bank may declare in a calendar year without approval of the Comptroller is the Bank's net profits for that year, as defined by statute, combined with its net retained profits, as defined, for the preceding two years. In addition, from time to time NationsBank applies for, and may receive, permission from the Comptroller for one or more of the Banks to declare special dividends. As of January 1, 1997, the Banks can initiate dividend payments without prior regulatory approval of up to $1.01 billion plus an additional amount equal to their net profits for 1996 up to the date of any such dividend declaration.

     In addition to the foregoing, the ability of NationsBank and the Banks to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under FDICIA as described above. Furthermore, the Comptroller may prohibit the payment of a dividend by a national bank if it determines that such payment would constitute an unsafe or unsound practice. The right of NationsBank, its shareholders and its creditors to participate in any distribution of the assets or earnings of its subsidiaries is further subject to the prior claims of creditors of the respective subsidiaries.

     SOURCE OF STRENGTH. According to Federal Reserve Board policy, bank holding companies are expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each such subsidiary. This support may be required at times when a bank holding company may not be able to provide such support. In the event of a loss suffered or anticipated by the FDIC -- either as a result of default of a banking or thrift subsidiary of NationsBank or related to FDIC assistance provided to a subsidiary in danger of default -- the other banking subsidiaries of NationsBank may be assessed for the FDIC's loss, subject to certain exceptions.

                        INFORMATION ABOUT FIRST FEDERAL

GENERAL

     First Federal is a federally chartered stock savings bank, which began its operations in 1926 as a Georgia-chartered building and loan association. First Federal converted to a federal savings and loan association in 1935, conducting its business under the name Brunswick Federal Savings and Loan Association, and changed its name to First Federal Savings and Loan Association of Brunswick in 1959. First Federal converted to a federal mutual savings bank on December 5, 1983, and became a federal capital stock savings bank on July 21, 1984. First Federal primarily engages in the business of attracting deposits from the general public and investing those funds in real estate, commercial and consumer loans. First Federal's operations are conducted from its headquarters, two branch offices in Brunswick, and two branch offices on St. Simon's Island, Georgia. First Federal's principal executive offices are located at 777 Gloucester Street, Brunswick, Georgia 31520. Its telephone number is (912) 265-1410. As of December 31, 1996, First Federal had total assets of $254 million and approximately 103 full-time and 36 part-time employees.

MANAGEMENT AND ADDITIONAL INFORMATION

     Certain information relating to the executive compensation, benefit plans voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to First Federal is incorporated by reference or set forth in First Federal's Annual Report on Form 10-K for the year ended September 30, 1996, incorporated herein by reference. Stockholders of First Federal desiring copies of such documents may contact First Federal at its address or telephone number indicated under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

SUPERVISION AND REGULATION

     GENERAL. First Federal is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits through the SAIF of the FDIC. First Federal is subject to supervision, regulation, and examination by the OTS and the FDIC and must file reports with the OTS concerning its activities and financial condition, in addition to obtaining regulatory approval prior to entering into certain transactions such as mergers with or acquisitions of other depository institutions. The OTS also monitors all areas of the operations of First Federal, including reserves, loans, mortgages, issuances of securities, payment of dividends, establishment of branches, and capital. The OTS conducts periodic examinations to determine First Federal's compliance with various regulatory requirements.

     In addition to banking laws, regulations and regulatory agencies, First Federal is subject to various other laws and regulations, all of which directly or indirectly affect First Federal's operations, management and the ability to make distributions. The following discussion summarizes certain aspects of those laws and regulations that affect First Federal. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to First Federal's business. Supervision, regulation and examination of First Federal by the regulatory agencies are intended primarily for the protection of depositors rather than the holders of stock of First Federal.

     CAPITAL REQUIREMENTS. The OTS has issued capital guidelines applicable to savings associations. From time to time, the OTS may require that a savings association maintain capital above the minimum levels, whether because of its financial condition or actual or anticipated growth. The capital standards issued by the OTS include (a) a core capital requirement, (b) a tangible capital requirement and (c) a risk-based capital requirement.

     The core capital standard requires a savings association to maintain "core capital" of not less than 3% of adjusted total assets. "Core capital" includes common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts, pledged deposits of mutual savings associations, and certain goodwill resulting from prior regulatory accounting practices. The tangible capital requirement requires a savings association to maintain tangible capital in an amount not less than 1.5% of adjusted total assets. "Tangible capital" is defined as core capital minus intangible assets. The risk-based capital requirement requires a savings association to maintain risk-based capital of not less than 8% of risk-weighted assets. Risk-based capital includes core capital and supplementary capital, provided that the amount of supplementary capital counting toward the requirement may not exceed core capital.

     In calculating the risk-based capital requirement for a savings association, risk-weighted assets equals total assets plus consolidated off-balance sheet items, where each asset or item is multiplied by the appropriate risk weight as described below. Before an off-balance sheet item is assigned a risk weight, it must be converted to an on-balance sheet credit equivalent amount. That conversion generally is accomplished by multiplying the item by either 100%, 50%, 20%, or 0%, whichever is applicable under the OTS regulations. Each asset and each credit equivalent amount is assigned a risk weight as follows: (a) 0%, for cash and certain government securities; (b) 20%, for securities of the United States government or its agencies not backed by the full faith and credit of the United States government and for high-quality mortgage-related securities; (c) 50%, for certain revenue bonds and qualifying residential mortgage loans; or (d) 100%, for most other loans.

     First Federal must maintain core capital at least equal to 3.0% of total adjusted assets and risk-based capital at least equal to 8.0% of risk-weighted assets. Additionally, First Federal must maintain tangible capital at least equal to 1.5% of total adjusted assets. The following table presents First Federal's capital levels at December 31, 1996, relative to these requirements.

                                                                             AMOUNT    PERCENT      ACTUAL    ACTUAL      EXCESS
                                                                            REQUIRED   REQUIRED     AMOUNT    PERCENT     AMOUNT
                                                                                           (DOLLARS IN THOUSANDS)
Core Capital.............................................................   $7,659     3.0%         $26,870   10.5%       $19,211
Tangible Capital.........................................................   3,829      1.5           26,870   10.5         23,041
Risk-Based Capital.......................................................   14,728     8.0           27,475   14.9(1)      12,747

(1) Represents risk-based capital as a percentage of risk-weighted assets.

     Savings associations with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (I.E., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that generally would result from a hypothetical 2% increase or decrease in market interest rates divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two-quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case-by-case basis.

     The OTS also has adopted regulations to implement the system of prompt corrective action established by law. The rules permit the OTS to take certain supervisory actions when an insured association falls within one of five specifically enumerated capital categories. Under the rules, an institution will be deemed to be (a) "well-capitalized" if the association has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the association is not subject to any enforcement agreement relating to capital; (b) "adequately capitalized" if the association exceeds a risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of 4% (3% if the association has a composite one rating); (c) "undercapitalized" if the association's risk-based capital ratio is less than 8%, Tier 1 capital ratio is less than 4%, or leverage ratio is less than 4% (3% if it has a composite one rating); (d) "significantly undercapitalized" if the association's risk-based capital is less than 6%, Tier 1 capital ratio is less than 3%, or leverage ratio is less than 3%; and (e) "critically undercapitalized" if the association has a ratio of tangible equity to total assets that is 2% or below. The regulations provide a framework of supervisory actions based on the capital level of an insured association. Generally, an association may not declare any dividends, make any other capital distribution, or pay a management fee if, following the distribution or payment, the institution would be within any one of the three undercapitalized categories. There is a limited exception to this prohibition for stock redemptions that do not result in any decrease in an association's capital and would improve the association's financial condition, provided the redemption has been approved by the OTS. Institutions that are classified as undercapitalized also are subject to additional mandatory supervisory actions, including increased monitoring by the OTS, a requirement to submit a capital restoration plan, and restrictions on growth of the institution's assets as well as a limitation on its ability to make acquisitions and open branches. In addition to the foregoing, a significantly undercapitalized institution may not pay bonuses or raises to its senior executive officers without prior OTS approval and also must comply with additional mandatory requirements regarding the operation of the association in the interim. Based upon the foregoing regulations and First Federal's capital ratios as of December 31, 1996, First Federal would be considered in the well-capitalized category.

     The Director may grant an exemption from a capital directive imposing operational restrictions or corrective actions if (a) the exemption would pose no significant risk to the affected deposit insurance fund; (b) the association's management is competent; (c) the association is in substantial compliance with all applicable statutes, regulations, orders, and supervisory agreements and directives; and (d) the association's management has not engaged in any activities that have jeopardized the association's safety and soundness or contributed to impairing its capital. In addition, a savings association that does not meet applicable capital standards may not increase its assets without the Director's prior written approval, and in no event may increase its assets beyond the amount of net interest credited to its deposit liabilities.

     In addition to the foregoing prompt corrective action provisions, federal banking agencies, including the OTS, are required to review their capital standards every two years to ensure that their standards require sufficient capital to facilitate prompt corrective action and to minimize loss to the SAIF and the BIF.

     LIMITATION ON CAPITAL DISTRIBUTIONS. The OTS has promulgated a rule governing capital distributions such as dividends, stock repurchases, and cash-out mergers by savings associations. The rule establishes three tiers of institutions. An institution that meets or exceeds its fully phased-in capital requirement after giving effect to a proposed distribution is considered a "Tier 1 Institution" under the rule and may make aggregate capital distributions during a calendar year, without prior OTS approval, of up to the greater of (a) all of its net income to date during the year plus an amount that would reduce its excess capital ratio to one-half of such excess capital ratio at the beginning of the calendar year or (b) 75% of its net income over the most recent four-quarter period. An institution that meets its current regulatory capital requirement, but not its fully phased-in requirement, after giving effect to a proposed distribution is a "Tier 2 Institution" and may make capital distributions without prior OTS approval of up to the following percentage of net income for the most recent four-quarter period: (a) 75% of such net income if the association meets its fully phased-in risk-based capital requirements before the distribution; or (b) 50% of such net income if the association meets only its current risk-based capital standards before the distribution. A savings association that fails to meet its regulatory capital requirements (a "Tier 3 Institution") may not make capital distributions without the OTS's prior written approval. An institution meeting the Tier 1 capital criteria but that has been notified by the OTS that it is in need of more than normal supervision may be treated as a Tier 2 or a Tier 3 institution. As of December 31, 1996, First Federal was a Tier 1 Institution and would be permitted to distribute 100% of net income and one-half of its excess capital in a given year. The OTS also has the right to preclude an association from paying any capital distribution if it would constitute an unsafe or unsound practice or if the association's capital was decreasing due to substantial losses.

     TRANSACTIONS WITH AFFILIATES. The Federal Reserve Act ("FRA") Sections 23A, 23B, and 22(h) are applicable to savings associations. Those sections limit extensions of credit to affiliated entities, executive officers, directors, and 10% stockholders. Generally, Sections 23A and 23B (a) limit the extent to which the insured association or its subsidiaries may engage in certain covered transactions with an affiliated entity to an amount equal to 10% of such institution's capital stock and surplus, and place an aggregate limit on all such transactions with all affiliated institutions of an amount equal to 20% of such capital stock and surplus, and (b) require that all such transactions be on terms consistent with safe and sound banking practices. "Covered transactions" include the making of loans, the purchasing of assets, the issuance of a guarantee and similar transactions. Federal law also imposes three additional rules on savings associations: (i) a savings association may not make any extension of credit to an affiliate unless that affiliate is engaged only in activities permissible for bank holding companies; (ii) a savings association may not purchase or invest in securities insured by an affiliate, other than a subsidiary; and (iii) the Director may impose more stringent restrictions on savings associations than those set forth in Sections 23A, 23B, and 22(h) of the FRA.

     RESTRICTIONS ON ACQUISITION. Federal law also generally provides that no company may acquire "control" of an insured savings association without the Director's prior approval, and that any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination, and regulation under applicable law. Federal law does not require the Director's approval if the acquiring company is a bank holding company registered pursuant to the BHCA.

     Federal law also authorizes the Federal Reserve Board to approve bank holding company acquisitions of savings associations and provides that the Federal Reserve Board may not impose "tandem restrictions" in connection with such approvals.

     INSURANCE OF DEPOSIT ACCOUNTS. First Federal's deposit accounts are insured by the FDIC to the maximum amount permitted by law, currently $100,000 for each insured account, through the SAIF fund. With respect to assessments paid by associations, the FDIC historically imposed assessments on each association based on the institution's assessment risk classification. The rates ranged from $.23 to $.31 for each $100 of domestic deposits. The rate at which a SAIF member institution paid assessments was determined on the basis of capital and supervisory measures. On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF member institutions, including First Federal, in order to recapitalize the SAIF and allocate to SAIF and BIF-insured institutions an annual assessment to cover interest payments on Financing Corp. (FICO) bonds issued in the 1980's to assist the thrift industry. The special one-time assessment levied by the FDIC amounted to 65.7 basis points on SAIF assessable deposits held by an institution as of March 31, 1995. SAIF-insured institutions were required to recognize the special assessment, which is tax deductible, as of September 30, 1996. Accordingly, First Federal took a charge of $1.36 million before taxes as a result of the FDIC special assessment. Beginning on January 1, 1997, SAIF members began paying an annual assessment of 6.4 basis points on SAIF-insured deposits to cover interest payments on the FICO bonds. The FDIC also has proposed a base assessment schedule for SAIF institutions which would range from 4 to 31 basis points, with an adjusted assessment schedule that would immediately reduce those rates by 4 basis points. Accordingly, well-capitalized thrifts would effectively have an assessment rate of zero for deposit insurance, excepting the FICO assessment of 6.4 basis points discussed above. The new rate applied to all SAIF-insured institutions effective January 1, 1997.

     LOANS TO ONE BORROWER AND CERTAIN LOAN LIMITS. Generally, a savings association may lend to a single or related group of borrowers, on an unsecured basis, an amount equal to 15% of its unimpaired capital and surplus. An additional amount equal to 10% of unimpaired capital and surplus, may be loaned if secured by readily marketable collateral, which is defined to include securities and gold bullion, but generally does not include real estate. Notwithstanding such provisions, a savings association may make loans to one borrower (a) for any purpose, up to $500,000, or (b) to develop domestic residential housing units, up to the lesser $30 million or 30% of the association's unimpaired capital and unimpaired surplus, if certain conditions are satisfied. In addition, a savings association's loans to one borrower to finance a sale of real property acquired in satisfaction of debts previously contracted in good faith may not exceed the 15% limit.

RECENT ACCOUNTING PRONOUNCEMENTS

     On October 1, 1995, First Federal adopted SFAS No. 122 "Accounting for Mortgage Servicing Rights" which among other provisions, requires that the value of mortgage servicing rights associated with mortgage loans originated by an entity, which it intends to sell, be capitalized, as assets. The cost of these mortgage servicing rights is amortized in proportion to, and over the period of, the estimated net servicing revenues. In connection with the October 1, 1995 adoption of SFAS No. 122, First Federal capitalized mortgage servicing rights of $149,306 in 1996 and $26,995 during the first quarter of 1997. Amortization of mortgage servicing rights was $8,815 in 1996 and $7,525 during the first quarter of 1997. No valuation allowance was recorded during 1996 nor during the first quarter of 1997. Accordingly, adoption of SFAS No. 122 increased net income after taxes by $97,049 ($.06 per share) for the year ended September 30, 1996 and $17,547 ($.01 per share) for the quarter ended December 31, 1996. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant risk characteristics of First Federal's loans are the interest rate and loan type. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which First Federal is required to adopt for fiscal year 1997. SFAS No. 123 would require First Federal to estimate the value of all stock-based compensation using a recognized pricing model. First Federal would have the option of recognizing this value as an expense or by disclosing its effects on its net income. However, First Federal does not anticipate awarding any stock-based compensation during fiscal year 1997, and therefore the implementation of SFAS No. 123 is not anticipated to have any effect on First Federal.

                     COMPARISON OF NATIONSBANK COMMON STOCK
                         AND FIRST FEDERAL COMMON STOCK

NATIONSBANK


     NationsBank is authorized to issue 1,250,000,000 shares of NationsBank Common Stock, of which 573,492,000 shares were outstanding as of December 31, 1996. NationsBank Common Stock is listed on the NYSE and the PSE under the trading symbol "NB". NationsBank Common Stock is also listed on the LSE and certain shares of NationsBank Common Stock are listed on the Tokyo Stock Exchange. As of December 31, 1996, 120.5 million shares of NationsBank Common Stock were reserved for issuance under various employee and director benefit plans of NationsBank and upon conversion of the NationsBank ESOP Convertible Preferred Stock, Series C (the "ESOP Preferred Stock"); 5.6 million shares were reserved for issuance under the NationsBank Dividend Reinvestment and Stock Purchase Plan; up to 220.0 million shares were reserved for issuance in connection with the Boatmen's Acquisition; and up to 3.0 million shares were reserved for issuance in connection with the Merger. After taking into account the shares reserved as described above, in the number of authorized shares of NationsBank Common Stock available for other corporate purposes as of December 31, 1996 was approximately 327.4 million.


     NationsBank has authorized 45,000,000 shares of preferred stock and may issue such preferred stock in one or more series, each with such preferences, limitations, designations, conversion rights, voting rights, distribution rights, voluntary and involuntary liquidation rights and other rights as it may determine (the "Preferred Stock"). NationsBank has designated 3,000,000 shares of ESOP Preferred Stock, of which 2.3 million shares were issued and outstanding as of December 31, 1996. In addition, on the effective date of the Boatmen's Acquisition, (i) each share of Boatmen's Series A Preferred Stock was converted into one share of NationsBank New Series A Preferred Stock; (ii) each share of Boatmen's Series B Preferred Stock was converted into one share of NationsBank New Series B Preferred Stock and (iii) each Boatmen's Depositary Share was converted into one depositary share of NationsBank Depositary Share. The NationsBank New Series A Preferred Stock, NationsBank New Series B Preferred Stock and NationsBank Depositary Shares have rights, preferences and terms substantially identical to the rights, preferences and terms of the Boatmen's Series A Preferred Stock, Boatmen's Series B Preferred Stock and Boatmen's Depositary Shares, respectively.

FIRST FEDERAL

     First Federal is authorized to issue 4,000,000 shares of First Federal Common Stock, $1.00 par value, of which 1,530,250 shares were issued and outstanding as of the Record Date, and 1,000,000 shares of preferred stock, of which no shares were issued and outstanding as of the Record Date.

     The Board of Directors has the authority to issue First Federal preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the number of shares constituting any such series, without any further action by the stockholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of First Federal preferred stock. Any shares of First Federal preferred stock which may be issued may rank prior to shares of First Federal Common Stock as to payment of dividends and upon liquidation.

COMPARISON OF VOTING AND OTHER RIGHTS

     NationsBank is a North Carolina corporation subject to the provisions of the NCBCA. Stockholders of First Federal, whose rights are governed by First Federal's Charter and Bylaws and by federal law, will upon consummation of the Merger, become shareholders of NationsBank. As shareholders of NationsBank, their rights will then be governed by the NationsBank Articles, the NationsBank Bylaws and the NCBCA. Except as set forth below, there are no material differences between the rights of First Federal stockholders under First Federal's Charter and NationsBank Bylaws and under federal law, on the one hand, and the rights of NationsBank shareholders under the NationsBank Articles and Bylaws and the NCBCA, on the other hand.

     MEETINGS OF SHAREHOLDERS. A special meeting of NationsBank shareholders may be called for any purpose by the NationsBank Board of Directors, by the Chairman of the Board of NationsBank or by the Chief Executive Officer or President of NationsBank. A quorum for a meeting of NationsBank shareholders is a majority of the outstanding shares of NationsBank Common Stock entitled to vote. A majority of the votes cast is generally required for an action by the NationsBank shareholders. North Carolina law provides that these quorum and voting requirements may only be increased with approval of NationsBank shareholders.

     Under First Federal's Bylaws, unless otherwise prescribed by OTS regulations, special meetings of the stockholders may be called at any time by the Chairman of the Board, the President, or a majority of the Board of Directors, and will be called by the Chairman of the Board, the President, or the Secretary upon the written request of the holders of at least one-tenth of the outstanding capital stock of First Federal entitled to vote at the meeting.

     A quorum for a meeting of First Federal stockholders is a majority of the outstanding First Federal Common Stock entitled to vote. A majority of the votes cast is generally required for an action by the First Federal shareholders.

     DISTRIBUTIONS. The payment of distributions to holders of NationsBank Common Stock is subject to the provisions of the NCBCA, the preferential rights of the holders of NationsBank Preferred Stock, certain indebtedness of NationsBank and the ability of the Banks to pay dividends to NationsBank, as restricted by various bank regulatory agencies. See "INFORMATION ABOUT NATIONSBANK -- Supervision and Regulation."

     The payment of distributions to holders of First Federal Common Stock is subject to the provisions of Federal law applicable to the declaration of distributions by a savings association, the preferential rights of any holders of First Federal preferred stock and the ability of First Federal to pay dividends as restricted by the OTS. See "INFORMATION ABOUT FIRST
FEDERAL -- Supervision and Regulation."

     SIZE AND CLASSIFICATION OF THE BOARD OF DIRECTORS. The size of the NationsBank Board of Directors may be established by the shareholders or by the NationsBank Board of Directors, provided that the NationsBank Board of Directors may not set the number of directors at less than five nor more than 30. Any change to this permissible range for the size of the NationsBank Board of Directors must be approved by the NationsBank shareholders. The NationsBank Board of Directors is not divided into classes, and all directors are elected annually.

     First Federal's Charter provides that the number of First Federal directors shall not be less than seven nor more than 15, except when a greater number is approved by the First Federal Board of Directors. First Federal's Bylaws provide that the Board of Directors is divided into three classes serving staggered three-year terms, with the terms of one class of directors expiring each year.

     REMOVAL OF DIRECTORS. Generally, directors of NationsBank may be removed by the shareholders with or without cause by the affirmative vote of a majority of the votes cast, unless the NationsBank Articles are amended to provide otherwise. In addition, the NCBCA provides that an appropriate court can remove a director upon petition of the holders of at least 10% of the outstanding shares of any class of stock of NationsBank upon certain findings by such court.

     First Federal's Bylaws provide that any director may be removed for cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote in an election of directors, at a stockholders' meeting with respect to which notice of such purpose has been expressly given. If less than the entire Board of Directors is to be removed, no director may be removed if the votes cast against his removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part.

     SHAREHOLDER INSPECTION RIGHTS; SHAREHOLDER LISTS. Under North Carolina law, qualified shareholders have the right to inspect and copy (a) certain of the NationsBank official corporate documents and (b) the NationsBank books and records in good faith and for a proper purpose. Such right of inspection requires that the shareholder give NationsBank written notice of the demand, describing with reasonable particularity his purpose and the requested records. The right of inspection extends not only to shareholders of record but also beneficial owners whose beneficial ownership is certified to NationsBank by the shareholder of record. However, NationsBank is under no duty to provide any accounting records or any records with respect to any matter that it determines in good faith may, if disclosed, adversely effect NationsBank in the conduct of its business or may constitute material nonpublic information, and the right of inspection is limited to NationsBank shareholders who either have been NationsBank shareholders at least six months or who hold at least 5% of the outstanding shares of any class of NationsBank stock. In addition, NationsBank is required to prepare a shareholder list with respect to any shareholders' meeting and to make such list available to NationsBank shareholders beginning two business days after notice of such meeting is given and continuing through such meeting and any adjournments thereof.

     OTS regulations applicable to First Federal provide that any stockholder or group of stockholders holding of record (a) voting shares having a cost of at least $100,000 or constituting at least 1% of the total outstanding voting shares, provided in either case that such stockholder or group has held those shares of record for at least six months, or (b) at least 5% of the total outstanding voting shares, has the right to examine, with certain exceptions, books and records of account, minutes, and records of stockholders, upon written demand stating a proper purpose.

     ANTI-TAKEOVER PROVISIONS. First Federal's Charter provides that First Federal's Board of Directors is divided into three classes serving staggered three-year terms, with the terms of one class of directors expiring each year. The purposes of dividing First Federal's Board of Directors into classes is to facilitate continuity and stability of leadership of First Federal by ensuring that experienced personnel familiar with the business and policies of First Federal will be represented on the Board of Directors at all times, and to permit First Federal's management to plan for a reasonable period into the future. The effect of First Federal's having a classified Board of Directors is that only approximately one-third of the members of the Board of Directors is elected each year, which effectively requires two annual meetings for First Federal's stockholders to change a majority of the members of the Board of Directors. By delaying the time in which an acquiror could obtain working control of the Board of Directors, this provision may discourage some potential merger proposals, tender offers or other acquisition proposals.

     The NationsBank Articles do not contain any anti-takeover provisions.

     ANTI-TAKEOVER STATUTES. North Carolina has two anti-takeover statutes in force, the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act which restrict business combinations with, and the accumulation of shares of voting stock of, North Carolina corporations. NationsBank has taken action to irrevocably "opt out" of the restrictions imposed by these statutes.

     Any company generally would be required to obtain the approval of the OTS (or, in certain cases, the Federal Reserve Board) before acquiring control over First Federal. Generally, the acquisition of 25% or more of the outstanding First Federal Common Stock, among other things, would constitute control of First Federal; provided that control may be presumed under OTS regulations once such person or group of persons owns more than 10% of the outstanding shares of First Federal Common Stock.

     DISSENTER'S RIGHTS. The NCBCA generally provides dissenter's rights for mergers and share exchanges that require shareholder approval, sales of substantially all the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales), and certain amendments to the articles of incorporation of a North Carolina corporation.

     The rights of appraisal of dissenting stockholders of First Federal are governed by federal regulations applicable to federally chartered thrifts. Pursuant thereto, except as described below, any stockholder has the right to demand payment of the fair or appraised value of his stock in the event that First Federal enters into any combination permissible for a federally chartered thrift, including permissible mergers, consolidations, and bulk purchases of assets or assumptions of deposit liabilities. No appraisal rights are available to a stockholder who is required to accept only "qualified consideration" (cash, shares of stock of any association or corporation that, at the effective date of the combination, would be listed on a national securities exchange or quoted on The Nasdaq Stock Market, or any combination of such cash and stock) for such holder's stock, if that stock were listed on a national securities exchange or quoted on The Nasdaq Stock Market on the date of the meeting at which the combination was acted upon or if the combination is one of a specified type for which stockholder action is not required. Because First Federal Common Stock currently is quoted on The Nasdaq Stock Market, First Federal stockholders generally do not have appraisal rights in the event of any combination involving First Federal, unless those stockholders are required to accept something other than "qualified consideration" for their First Federal Common Stock.

     MISCELLANEOUS. Chase Mellon Shareholder Services, L.L.C. acts as transfer agent and registrar for the NationsBank Common Stock. NationsBank Common Stock is listed and traded on the NYSE and the PSE. Certain shares of NationsBank Common Stock are also listed on the LSE and on the Tokyo Stock Exchange.

     Wachovia Bank of North Carolina, N.A. acts as transfer agent and registrar for the First Federal Common Stock. First Federal Common Stock is included for quotation in The Nasdaq Stock Market under the symbol "FFBG."

                                 LEGAL OPINIONS

     The legality of the NationsBank Common Stock to be issued in connection with the Merger and certain other legal matters in connection with the Merger will be passed upon by Smith Helms Mulliss & Moore, L.L.P., Charlotte, North Carolina. As of the date of this Proxy Statement-Prospectus, certain members of Smith Helms Mulliss & Moore, L.L.P., beneficially owned approximately 160,000 shares of NationsBank Common Stock. Certain tax consequences of the Merger will be passed upon by King & Spalding. Certain legal matters in connection with the Merger will be passed upon for First Federal by Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A.

                                    EXPERTS

     The consolidated financial statements of NationsBank incorporated in this Proxy Statement-Prospectus by reference to the NationsBank Annual Report on Form 10-K for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Boatmen's at December 31, 1995 and 1994, and for the three years ended December 31, 1995, incorporated in this Proxy Statement-Prospectus by reference to the NationsBank Current Report on Form 8-K filed with the Commission on September 6, 1996 (as amended by Forms 8-K/A on September 11, 1996 and November 13, 1996) have been so incorporated in reliance on the report of Ernst & Young LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of First Federal incorporated in this Proxy Statement-Prospectus by reference to the First Federal Annual Report on Form 10-K for the year ended September 30, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are so incorporated in reliance upon the authority of said firm as experts in auditing and accounting.

                             SHAREHOLDER PROPOSALS

     The 1998 Annual Meeting of Stockholders of First Federal is tentatively scheduled to be held January 28, 1998, subject to the earlier consummation of the Merger. In the event that the First Federal 1998 Annual Meeting of Stockholders is held, proposals of stockholders intended to be presented at that meeting must be received by First Federal at its executive offices on or before September 1, 1997, in order to be included in First Federal's Proxy Statement and form of Proxy relating to such meeting.

                                 OTHER MATTERS

     As of the date of this Proxy Statement-Prospectus, the First Federal Board of Directors knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement-Prospectus. However, if any other matters shall properly come before the Special Meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of First Federal.

                                   APPENDIX A


March 12, 1997


Board of Directors
First Federal Savings Bank of Brunswick, Georgia
777 Gloucester Street
Brunswick, Georgia 31520

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common stock of First Federal Savings Bank of Brunswick, Georgia ("First Federal") of the consideration to be received in the proposed merger (the "Merger") of Interim First Federal Savings Bank of Brunswick, Georgia, Charlotte, North Carolina, an interim federal stock savings bank and a wholly owned subsidiary of NationsBank Corporation ("NationsBank"), into First Federal. The Merger will be effected pursuant to an agreement between NationsBank (as successor to C&S/Sovran Corporation, The Citizens and Southern Corporation, Citizens and Southern Georgia Corporation and The Citizens and Southern National Bank (collectively, "C&S/Sovran")) and First Federal (the "Agreement"). The Agreement consists of the Amended and Restated Agreement and Plan of Reorganization, dated as of November 20, 1989, between NationsBank (as successor to C&S/Sovran) and First Federal; Amendment Number One to the Amended and Restated Agreement and Plan of Reorganization, dated as of August 20, 1990, between NationsBank (as successor to C&S/Sovran) and First Federal; Amendment Number Two to the Amended and Restated Agreement and Plan of Reorganization, dated as of December 19, 1990, between NationsBank (as successor to C&S/Sovran) and First Federal; Order of the Superior Court of Glynn County, Georgia, dated December 16, 1994; Order of the Superior Court of Glynn County, Georgia, dated October 11, 1996; letter from First Federal to NationsBank, dated November 12, 1996, regarding the calculation of the Exchange Ratio; and letter from First Federal to NationsBank, dated December 27, 1996, waiving certain provisions of the Agreement.

     In arriving at our opinion, we, among other things, (i) reviewed the Agreement; (ii) reviewed annual audited financial statements for First Federal and NationsBank, interim unaudited financial statements through September 30, 1996 for NationsBank and interim unaudited financial statements through December 31, 1996 for First Federal; (iii) reviewed publicly available information including recent Office of Thrift Supervision and Securities and Exchange Commission filings and stockholder communication for First Federal and for NationsBank, respectively; (iv) met with members of the senior managements of First Federal and NationsBank to discuss their respective businesses, financial conditions and operating results; (v) considered the pro forma effects of the Merger and the Boatmen's Acquisition on NationsBank's financial results and the pro forma equivalent for the Merger and the Boatmen's Acquisition on First Federal's financial results; (vi) compared certain financial and stock market data for First Federal and for NationsBank with similar data for selected publicly held savings banks and banks; (vii) reviewed the financial terms of certain recent business combinations in the banking industry; (viii) reviewed historical market price and volume data for the common stock of First Federal and the common stock of NationsBank; (ix) reviewed various published research reports and investment opinions on NationsBank; and (x) performed such other financial studies and analyses as we deemed appropriate. We were not requested to and did not solicit the interest of third parties in submitting a competing offer for the acquisition of First Federal.

     In rendering this opinion, we have relied upon the accuracy and completeness of all financial and other information furnished to us by or on behalf of First Federal and NationsBank, and other published information that we considered in our review. We were not requested to and generally have not undertaken to verify independently the accuracy and completeness of such information. We have relied upon the reasonableness of all projections and forecasts provided to us and have assumed that they were prepared in accordance with accepted practice on bases reflecting the best currently available estimates and good faith judgments of First Federal and NationsBank managements. Our opinion herein is based on the circumstances existing and known to us as of the date hereof. We have not made or obtained any independent evaluations or appraisals of the assets or liabilities (contingent or otherwise) of either First Federal or NationsBank, nor were we furnished with any such evaluations or appraisals. Consequently, we do not express any opinion regarding the value of any of First Federal's or NationsBank's specific individual assets. We were not requested to, and therefore did not, participate in the structuring or negotiating of the Merger. Furthermore, we are not expressing any opinion herein as to the range of prices at which NationsBank's common stock will trade subsequent to consummation of the Merger.

     Interstate/Johnson Lane Corporation, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to our engagement in connection with this fairness opinion, we will receive a fee for our services in rendering said opinion. We are familiar with both First Federal and NationsBank and have performed investment banking services for both companies in the past, including having acted as a co-managing underwriter in a sale of NationsBank senior notes completed October 26, 1993.

     The opinion expressed herein is provided to the First Federal Board of Directors and does not constitute a recommendation to any stockholder of First Federal as to how any such stockholder should vote on the Merger. The opinion, and any supporting analysis or other material supplied by us may not be quoted, referred to, or used in any public filing or in any written document without the prior written approval of Interstate/Johnson Lane Corporation; provided that we hereby consent to the inclusion of this letter as Appendix A to the Proxy Statement-Prospectus to be filed as a part of the Registration Statement on Form S-4 of NationsBank in connection with the Merger.

     Based upon the foregoing considerations, it is our opinion that as of the date hereof the consideration to be received by the stockholders of First Federal upon consummation of the Merger is fair, from a financial point of view, to the stockholders of First Federal.

                                        Sincerely,
                                        INTERSTATE/JOHNSON LANE CORPORATION

                                      A-2


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